INFORMATION STATEMENT

African Development Bank

          The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

          The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

          Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

          Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

8 August 2008

AVAILABILITY OF INFORMATION

          The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s Temporary Relocation Agency address at 15 Avenue du Ghana BP 323 – 1002 Tunis Belvédère, Tunisia, Attention: The Treasurer, telephone +216-71-10-20-28 and +216-71-10-21-06, facsimile +216-71-33-06-32 and +216-71-25-26-93. The Information Statement is also available on the Bank’s website (http://www.afdb.org). Except as otherwise indicated specifically, the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

          In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the SEC) electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

          The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, or pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

          The Bank uses a unit of account (the “Unit of Account” or “UA”) as its reporting currency. The Agreement originally provided that one UA equals 0.88867088 gram of fine gold. Prior to 8 February 1978, conversion of currencies was effected at the prevailing official parity rates declared by the International Monetary Fund (the “IMF”). In response to the abandonment of official parity rates by the IMF, the Board of Directors of the Bank resolved on 8 February 1978, that the weight of gold of the UA be deemed to be the equivalent in value to one Special Drawing Right of the IMF (the “SDR”) for all of the Bank’s accounting purposes. On 4 May 1978, the Board of Governors redefined the Unit of Account to be equivalent to one SDR. Since then, the Unit of Account has been valued for the purpose of the Bank’s financial statements as equivalent to one SDR. The amendment to the Agreement formally incorporating this definition of the Unit of Account is now in force. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF.

          Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

          In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

As at 31 December
	2007	2006	2005	2004	2003	2002
Rate of 1 UA = US$	1.58025	1.50440	1.42927	1.55301	1.48597	1.35952

LIST OF ABBREVIATIONS AND ACRONYMS

ADB	African Development Bank
ADF	African Development Fund
ALM	Asset and Liability Management
CCTA	Cumulative Currency Translation Adjustment
CEAS	Cumulative Exchange Adjustment on Subscriptions
DRC	Democratic Republic of Congo
EMTN	Euro Medium-Term Note
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries
IAS	International Accounting Standard
IMF	International Monetary Fund
MTN	Medium-Term Note
NTF	Nigeria Trust Fund
OAU	Organization of African Unity
OECD	Organization for Economic Co-operation and Development
RMC	Regional Member Countries
SEAF	Special Emergency Assistance Fund for Drought and Famine in Africa
SDR	Special Drawing Right
SEC	Securities and Exchange Commission
SRF	Special Relief Fund
UA	Unit of Account

SUMMARY INFORMATION
(All numerical data are as of 31 December 2007, except as otherwise indicated.)

General

          The Bank is a regional multilateral development institution established in 1963. The Bank’s membership currently consists of 53 African states (the “regional member countries” or “RMCs”) and 24 non-African states (the “non-regional member countries”).

          The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides finance for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in co-ordinating RMC development policies and plans. National and multi-national projects and programmes that promote regional economic co-operation and integration are also given high priority.

          The Bank’s capital stock is owned by its member countries. On 29 May 1998, at its thirty-fourth Annual Meeting, the Board of Governors adopted Resolution B/BG/98/05 authorising the Fifth General Capital Increase (GCI-V). Upon entry into force of the GCI-V Resolution in September 1999, the authorised capital of the Bank increased by 35 per cent from UA 16,200 million to UA 21,870 million with the creation of 567,000 new shares. Under the new capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 per cent and that of non-regional member countries is 40 per cent.

Assets

          Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank lends to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries. It is the general policy of the Bank that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. However, the Bank has adopted a strategy and policies for the promotion of the private sector in regional member states under which loans may be granted to eligible private sector entities without a government guarantee. Such loans must be secured by adequate collateral. As at 31 December 2007, cumulative loans and grants signed, net of cancellations, amounted to UA 18.83 billion, and total disbursed and outstanding loans, before the accumulated provision for impairment, were UA 5,540.09 million. Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. Prior to 1 January 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more. Upon the adoption of the revised IAS 39 on 1 January 2005, the Bank no longer places loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. In accordance with consequential changes to IAS 30, cumulative amounts that had previously been non-accrued as a result of the former non-accrual policy amounting to UA 526.13 million (net of provision) were transferred to reserves on 1 January 2005.

          Liquidity – As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one year period. The liquidity policy sets the PML as the sum of four components: the following years’ net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. “Held-to-maturity” investments with maturity greater than one-year are excluded from the computation of liquid assets. The maximum level of liquidity is determined by the Bank’s debt and capital adequacy limits. The resulting flexibility in determining the pace of implementing the Bank’s medium-term borrowing enhances the Bank’s ability to achieve a lower funding cost.

Liabilities, Capital and Reserves

          Liabilities – The Bank borrows in the world’s major capital markets and has adopted a policy of diversifying its borrowings by currency, country, source and maturity to provide maximum flexibility in funding its loan portfolio. It is the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. At 31 December 2007, the Bank’s total borrowings amounted to UA 6,198.87 million, with senior debt totalling UA 5,530.59 million and subordinated debt totalling UA 668.28 million.

           Capital and Reserves – Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five general capital increases. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members would hold 60 percent of the total stock of the Bank and non-regional members would hold the balance of 40 percent. Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

           At 31 December 2007, of the Bank’s total subscribed capital of UA 21,693.161 million, an amount of UA 2,351.534 million (10.84 per cent) was paid-up and UA 19,341.63 million (89.16 per cent) was callable. For the shares subscribed prior to GCI-IV, paid-up capital is that portion of the subscribed capital, which is to be paid by members over a prescribed period. With respect to shares comprising GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and fully paid for, including deposit of GCI-IV notes, in accordance with a specific schedule established by the Board of Governors. In accordance with the GCI-V Resolution, the paid-up portion of any subscription is that portion of shares which is issued only as and when the Bank receives actual payments in cash or in notes. The portion of paid-up capital for which the Bank has received payment including deposit of notes is referred to as paid-in capital, which amounted to UA 2,336.45 million as at 31 December 2007. Callable capital is that portion of the subscribed capital, which may only be called to meet obligations of the Bank for money borrowed or on any guarantees. At 31 December 2007, the callable capital of the Bank’s 25 non-borrowing member countries was UA 8,503.17 million, which represented 153.75 per cent of the Bank’s outstanding senior borrowings and 137.17 per cent of its total outstanding borrowings. At 31 December 2007, the callable capital of the Bank’s 17 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Co-operation and Development (“OECD”) (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom, and the United States) was UA 7,180,792 million, representing 129.84 per cent of its outstanding senior borrowings and 115.84 per cent of its total outstanding borrowings.

          Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus. Such total amount outstanding as at 31 December 2007 was UA 8,381.57 million and such total capital, reserves (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”) and the Cumulative Currency Translation Adjustment (“CCTA”)), and surplus was UA 24,062.65 million, resulting in a ratio of 0.35 to 1. The Bank had total equity (paid-up capital and reserves net of CEAS) of UA 4,708.18 million, resulting in a debt to equity ratio of 1.32. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 1.18 to 1.

Profitability

          Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966. For 2007 and 2006, income before transfers approved by the Board of Governors amounted to UA 323.67 million and UA 194.03 million, respectively.

Accounting Standards

          The financial statements of the Bank are presented in conformity with International Financial Reporting Standards (formerly International Accounting Standards) applied on a consistent basis. The financial position of the Bank would not differ in any material respect if the financial position were to be presented in conformity with generally accepted accounting principles in the United States.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

SUMMARY OF SELECTED FINANCIAL DATA

	Years Ended 31 December
	2007	2006	2005	2004	2003	2002
		(Amount expressed in millions of UA)

Cash, Investments(1)	5,399.07	6,222.69	5,225.39	4,435.40	4,206.20	2,068.60
Approved Loans less Cancellations:
Disbursed and outstanding	5,540.09	5,290.95	5,512.44	5,640.47	5,612.20	5,967.70
Undisbursed(2)	1,621.16	2,030.09	1,857.00	2,216.30	2,500.90	2,444.20
Outstanding Borrowings:*
Total	6,198.87	5,870.47	5,940.40	5,638.89	5,864.80	4,455.00
Senior	5,530.59	5,178.74	5,210.70	4,937.69	5,141.00	3,558.80
Subordinated	668.28	691.73	729.70	701.20	723.80	896.20
Authorised Capital	21,870.00	21,870.00	21,870.00	21,870.00	21,870.00	21,870.00
Subscribed Capital and Reserves:
Paid up capital	2,351.53	2,357.78	2,350.67	2,223.30	2,180.90	2,134.40
Callable capital	19,341.63	19,436.76	19,367.00	19,374.60	19,382.80	19,375.50
Total non-borrowing members	8,503.17	8,533.51	8,523.90	8,532.00	8,532.00	8,534.90
Total members of the DAC of the OECD	7,180.79	7,211.13	7,201.60	7,209.60	7,209.60	7,209.60
Total Reserves	2,531.80	2,305.48	2,266.39	2,186.61	1,507.50	1,464.60
Special Reserve	-	-	-	-	-	299.50
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	333.0%	306.5%	281.4%	200.1%	168.2%	84.6%
Outstanding borrowings	87.1%	106.0%	88.0%	78.5%	71.7%	46.4%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Reserves(4)(5)	23.0%	22.0%	23.1%	23.7%	24.3%	26.0%
Total Outstanding Borrowings as a Percentage of
Total callable capital	32.0%	30.2%	30.7%	29.2%	30.3%	23.0%
Callable capital of non-borrowing members	72.9%	68.8%	69.7%	66.1%	68.7%	52.2%
Callable capital of DAC members of OECD	86.3%	81.4%	82.5%	78.2%	81.4%	61.8%
Senior Debt as a Percentage of:(6)
Total callable capital	28.6%	26.6%	26.9%	25.5%	26.1%	18.4%
Callable capital of non-borrowing members	65.0%	60.7%	61.1%	57.9%	59.2%	41.7%
Callable capital of DAC members of OECD	77.0%	71.8%	72.4%	68.5%	70.1%	49.4%
Total Reserves as a Percentage of
Disbursed and outstanding loans(5)	45.7%	43.6%	41.1%	38.5%	26.9%	24.5%
Total outstanding borrowings	40.8%	39.3%	38.2%	38.8%	25.7%	32.9%
Income before transfers approved by the Board of
Governors	323.67	194.03	221.32	143.53	96.70	226.10
Weighted Average Interest Rate on
Disbursed and Outstanding Loans for the Period	6.31%	6.20%	5.80%	5.50%	6.30%	6.40%
Weighted Average Cost of
Debt contracted during the period			3.98%	2.00%	0.90%	2.30%
Outstanding borrowings	4.55%	4.29%	3.78%	2.87%	3.10%	5.20%
Average Life of Outstanding Borrowings (Years)	4.4	5.5	6.5	7.7	7.7	8.7
Interest coverage ratio(7) (1.25x)(8)	1.98x	1.69x	2.02x	1.73x	1.44x	1.87x

*
In 2001, the Bank adopted a policy of netting off pre-issuance costs against borrowings (pre-issuance costs had previously been carried on the face of the balance sheet) and consequently restated the 2000 borrowing figures.

(1)	Cash and investments are net of the Special Reserve. From 2002 the Special Reserve was closed and funds transferred to General Reserve.
(2)	Includes loans approved but unsigned.
(3)	Cash and investments are before deduction of the Special Reserve.
(4)	Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.
(5)	Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.
(6)

It is the Bank’s policy to limit its senior debt to 80 per cent of the callable capital of its non-borrowing members and to limit the total of its senior and subordinated debt to 80 per cent of the total callable capital of all its members.

(7)	Operating income plus interest expense, divided by interest expense.
(8)	Indicates the Bank’s target ratio.

The above information should be read in conjunction with the notes and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

THE BANK

          The Bank is a regional multilateral development institution with membership comprising 53 African states and 24 non-African states from the Americas, Asia, and Europe (the “regional members” and “non-regional members”, respectively). The Bank was established in 1963 and operates under the Agreement Establishing the African Development Bank, which was signed in Khartoum, Sudan, on 4 August 1963, as amended. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members at 31 December 2007 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is set forth in Note N to the Financial Statements. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note N of the Financial Statements).

          The Bank’s headquarters is located in Abidjan, Côte d’Ivoire. However, since February 2003, the Bank has temporarily relocated from Abidjan to Tunis, Tunisia. (See page 26 of this document).

          The purpose of the Bank is to further the economic development and social progress of its regional members, individually and collectively. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans and technical assistance from its resources for specific projects and programmes that contribute to the economic growth of the region.

          The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. Callable capital is subject to call only as and when required by the Bank to meet obligations incurred on funds borrowed or loans guaranteed.

          In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that, in the opinion of the ADF, are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special funds. The resources of these special funds are held, obligated and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note V-3 to the Financial Statements).

MEMBERSHIP OF CERTAIN COUNTRIES

          Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

GOVERNMENTAL APPROVAL OF BORROWINGS

          As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of Securities may be exchanged for the currency of any other country without restriction.

CAPITALISATION

General

          The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2007:

In UA
million
Outstanding Borrowings(1)
Debt Payable in:
U.S. dollars	2,781.27
Japanese yen	1,501.89
Pounds sterling	70.64
Other currencies	1,849.21
Total debt(*)	6,203.01
Pre-issuance costs	-4.14
Total Borrowing	6,198.87
Total Senior Debt(*)	5,530.59
Total Subordinated Debt(*)	668.28

Capital Stock and Reserves(2)
Authorised capital	21,870.00

Subscribed capital	21,693.16
Less: Callable capital	(19,341.63)
Paid-up capital	2,351.53
Shares to be issued upon payment of future installment	(12.96)
Amount paid in advance	0.12
Amount in arrears	-2.23
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(160.07)
Capital net of CEAS	2,176.38
Reserves and Net Income for the Year	2,498.28

Total Capital and Reserves	4,708.18

(1)

For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note M to the financial statements included herein.

(2)

Total Reserves are shown net of the Cumulative Currency Translation Adjustment (CCTA). See “Special Reserves and Other Reserves.” For a more complete description of subscriptions to the capital stock and voting power, see Note N to the financial statements included herein. For a more complete description of Reserves, see Note N to the financial statements included herein.

(*)	Figures are for Principal amount at face value

Authorised Capital

At 31 December 2007, the authorised capital stock of the Bank was UA 21,870 million. The original authorised capital stock of UA 250 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock of the Bank may be increased as and when the Board of Governors deems it advisable. After the restructuring of the capital stock on 29 May 1998 by the Board of Governors, the share of non-regional members in the Bank’s authorised capital has increased from 33 per cent to 40 per cent, while the regional members’ share is now 60 per cent.

Subscribed Capital

          At 31 December 2007, subscribed capital amounted to UA 21,693.16 million. Subscribed capital is divided into paid-up and callable capital. Prior to the Fourth General Capital Increase (GCI-IV), 25 per cent of subscribed capital was paid-up and 75 per cent was callable. Of the capital stock authorised pursuant to GCI-IV, 6.25 per cent represents paid-up and 93.75 per cent represents callable capital. It was envisaged under the resolution authorising GCI-IV that upon full subscription of all authorised shares, the Bank’s capital would consist of 12.5 per cent paid-up and 87.5 per cent callable shares. In order to attain this ratio, the Board of Governors decided in May 1992 to adopt certain measures to restructure the capital stock of the Bank. Such measures entail the general application of the Bank’s Share Transfer Rules to all shares issued under or prior to GCI-IV, the cancellation of forfeited and unsubscribed shares and their reissue as one block subject to the same terms and conditions of subscription and carrying a ratio of seven callable shares for each paid-up share, and ensuring that the statutory ratio of regional to non-regional stock is maintained. The new shares created under the Fifth General Capital Increase (GCI-V) are divided into paid-up and callable shares in the proportion of 6 per cent paid-up shares and 94 per cent callable shares. With the GCI-V now effective, the authorised capital stock of the Bank now consists of 10.81 per cent paid-up shares and 89.19 per cent callable shares.

          The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Paid up Capital

          With respect to shares subscribed prior to GCI-IV, paid up capital was that portion of a member’s subscription that was to be paid to the Bank by the members over a prescribed period. With respect to shares issued pursuant to GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and are to be fully paid for. It includes payment in the form of notes deposited by regional members, as established by the Board of Governors. The GCI-V Resolution defines the paid-up portion of any subscription as that portion of shares which is issued only as and when the Bank receives actual payments, in cash or in notes. At 31 December 2007, total paid-up capital stock amounted to UA 2,351.534 million.

          The Board of Governors determines the modes of payment for paid-up capital stock. Prior to May 1981, all payments on paid-up stock were required to be made in convertible currencies. However, on subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 per cent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 per cent is payable in convertible currency and 80 per cent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

          Under GCI-IV, regional members are required to make payment for their subscriptions as follows: (i) 50 per cent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 per cent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments are to be made in five equal annual instalments in their national currencies, if such currencies are freely convertible, or in notes denominated in convertible currencies and payable on demand.

          Under GCI-V, the paid-up portion of the shares will be subscribed in eight equal and consecutive annual instalments and paid only in convertible currencies.

As of 31 December 2007, an amount of UA 2,202.43 million was paid in convertible currencies, UA 115.17 million was paid in local currencies and UA 18.86 million was paid by the deposit of non-negotiable, non-interest bearing notes. In accordance with the provisions of the Bank’s Share Transfer Rules, shares on which there are arrears of over 48 months for GCI-IV and of over 90 days for GCI-V are liable to forfeiture and re-allocation within each category of shareholders, to those shareholders willing to subscribe to additional shares. As a result of the application of the Share Transfer Rules to all categories of shares, arrears on subscriptions as at 31 December 2007 amounted to UA 2.23 million.

          For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note N to the financial statements.

Callable Capital

          At 31 December 2007, the Bank’s total callable capital was UA 19,341.627 million. Of this amount, UA 8,503.17 million represented callable capital of the Bank’s 25 non-borrowing member countries. The callable capital of the 17 Bank members who are also members of the DAC of the OECD was UA 7,180,792 million.

          Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

          Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No call has ever been made on the callable capital of the Bank.

          The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members at 31 December 2007.

Non-borrowing Members (1)

	Callable	Total Capital
	Capital	Subscription
	(Expressed in millions of UA)
Argentina	52.364	58.460
Austria*	87.350	97.070
Belgium*	119.314	132.880
Brazil	87.036	96.740
Canada*	734.730	816.480
China	218.670	243.000
Denmark*	226.480	251.680
Finland*	95.630	106.270
France*	734.730	816.480
Germany*	806.570	896.310
India	43.730	48.600
Italy*	473.730	526.440
Japan*	1,074.450	1,194.000
Korea	87.350	97.070
Kuwait	87.350	97.070
Libya	707.978	798.62
Netherlands*	168.450	185.550
Norway*	226.480	251.680
Portugal*	46.980	52.050
Saudi Arabia	37.900	42.120
Spain*	208.470	230.340
Sweden*	302.290	335.920
Switzerland*	286.900	318.820
United Kingdom*	328.940	365.540
United States of America*	1,259.298	1,401.54
Total	8,503.169	9,460.72

*	Member of the DAC of the OECD.

(1)
See Note N to the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2007. At 31 December 2007 the 25 members listed above held 43.457 per cent of the total voting power of all members.

Maintenance of Currency Values

          Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

          It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

          The voting rights of the members are related to their capital subscriptions. However, shares subscribed in connection with the general increases of the Bank’s authorised capital stock subsequent to 7 July 1973 and prior to GCI-IV may be voted in their entirety once they are subscribed for but may not be voted to the extent that payment on the paid-up portion of such shares is due but has not been received by the Bank. Under GCI-IV and GCI-V, members may vote their paid-up capital shares only to the extent that payment on such paid-up capital shares has been received by the Bank, and they may vote their callable capital GCI-IV shares only when they have paid the first instalment on the paid-up shares. If a subsequent instalment due on a member’s paid-up capital shares is not received when due or if a note deposited by a regional member is not honoured when presented for payment, the right to vote such member’s callable capital shares attributable to such unpaid amount is withdrawn until the payment is received.

Special Reserve and Other Reserves

          The Agreement originally provided that the Bank must charge a statutory commission ("Statutory Commission") of not less than 1 per cent per annum of the outstanding amount of all loans or guarantees. Such commissions had been set aside as a reserve fund (the “Special Reserve”), which was kept in liquid form solely for meeting the Bank’s liabilities on borrowings made and guarantees given by it. The statutory commission was eliminated on all loans approved after 31 December 1988. On 31 December 2001, the Special Reserve amounted to UA 299.5 million, representing an element of the Bank’s retained earnings. On 29 May 2001, the Board of Governors decided to amend the Agreement, thereby deleting the Statutory Commission, discontinuing the Special Reserve, and transferring the funds in the Special Reserve to the General Reserve. These amendments came into effect on 5 July 2002, following their ratification, and the said transfer has been effected.

          The Total Reserve represents the Bank’s retained earnings, which at 31 December 2007 amounted to UA 2,531.80 million. The net income for the year ended 31 December 2007 amounted to UA 323.67 million before transfers approved by the Board of Governors.

          At 31 December 2007, the Cumulative Exchange Adjustment on Subscriptions (CEAS) representing the translation difference on subscriptions was negative UA 160.07 million. Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= US$ 1.20635. As a result of these practices, losses and gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscription account. Consequently reserves increased from UA 2.31 billion at 31 December 2006 to UA 2.53 billion at the end of 2007.

SUMMARY STATEMENT OF INCOME AND EXPENSES

The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2007, 2006, 2005, 2004 and 2003 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

	Years Ended December 31
	2007	2006	2005 *	2004 **	2003 **
	(Expressed in millions of UA)
OPERATIONAL INCOME & EXPENSES
Income from:
loans	341.94	329.03	324.23	323.10	325.45

Investments and related derivatives	238.4	213.82	155.37	123.57	99.77

Other debt securities	4.97	-	-	-	-

Total income from loans and investments	585.31	542.85	479.60	446.67	425.22

Borrowing expenses

Interest and amortized issuance costs	(268.02)	(245.41)	(218.52)	(230.75)	(219.60)

Net interest on borrowing related derivatives	(62.71)	(35.14)	1.40	33.67	-

Unrealized gain/(loss) on fair-valued borrowings and related derivatives	21.24	10.67	(30.77)	(7.70)	-

Unrealized gain/(loss) on non fair-valued borrowings and others	34.77	21.07	7.22	(10.35)	(81.65)

Provision for impairment on loan principal and charges receivables	69.95	(51.68)	13.85	(53.86)	21.51

Provision for impairment on equity investments and other receivables	(7.22)	(34.75)	0.75	3.31	(1.68)

Translation (losses)gains	(8.89)	4.10	1.58	-	-

Other income	7.32	23.74	15.72	7.40	2.62

Net operational income	371.75	235.45	270.83	188.39	146.42

OTHER EXPENSES

Administrative expenses	180.65	154.34	155.69	142.20	148.07

Management fees	(138.43)	(117.48)	(114.02)	(104.59)	(102.93)

Net administrative expenses	42.22	36.86	41.67	37.61	45.14

Depreciation - Property, equipment and intangible assets	5.37	6.23	7.10	6.42	5.57

Sundry expenses/(gains)	0.49	(1.68)	0.74	0.84	(0.97)

Total other expenses	48.08	41.41	49.51	44.87	49.74

Income before transfers approved by the Board of Governors	323.67	194.04	221.32	143.52	96.68

Transfers of income approved by the Board of Governors	(119.90)	(139.20)	(144.00)	-	-

NET INCOME	203.77	54.84	77.32	143.52	96.68

The accompanying notes to the financial statements form part of this Statement
*Restated
**The information presented above for 2004 and 2003 have not been restated.
Amounts may not add up exactly due to rounding

OPERATIONS OF THE BANK

Lending Operations

          The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans may be granted to eligible private sector entities without a government guarantee.

          Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. At 31 December 2007, such total amount outstanding was UA 5.54 billion, UA 0.25 billion higher than the UA 5.29 billion outstanding at 31 December 2006.

          From its inception to 31 December 2007, the Bank has approved 988 loans and grants less cancellations amounting to UA 23.78 billion for the financing of programmes or projects in its borrowing regional member countries. Approvals for ADB increased significantly in 2007, rising 59.8 per cent - from UA 1.05 billion in 2006 to UA 1.67 billion in 2007. These approvals comprised sixteen project-lending operations for a total value of UA 1,462.24 million; one policy based loan for UA 19.94 million; and six grants amounting to UA 2.52 million, four of them from the Special Relief Fund (“SRF”) for emergency operations and the other two from the Technical Assistance fund;

          In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors are, the effect of new technologies on productivity, the effect on employment opportunities, and the effect of the project on the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional members, particularly projects designed to stimulate intra-African trade and economic development.

          It is the policy of the Board of Directors to consider loans only on the basis of written reports prepared by the staff of the Bank. These reports set forth detailed information regarding the technical feasibility of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. It takes, on average, more than two years to identify, prepare and appraise a project before it is presented to the Board of Directors for loan approval. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of outside consultants. After approval of a loan, an additional period averaging six months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only against project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

          The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

          Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 per cent of a given loan commitment for which an accounting is made by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

          The Bank’s lending operations have since 1987 included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, particularly the World Bank.

          In October 1990, the Board of Directors approved a strategy for the development of the private sector in Africa. An initial amount of UA 150 million was allocated to the Private Sector Development Unit in October 1990 for investment in private enterprise over a four-year period. Under this programme, the Bank provided equity and loan funding to productive enterprises and financial institutions in the private sector. Subsequently the Bank has continued to support private sector activities focusing on the financial sector, infrastructure and small and medium enterprise development. The range of financial instruments includes equity and quasi-equity investment, lines of credit for private financial institutions and guarantees. New private sector investment approvals were UA 205.84 million, UA 164.4 million, UA 180.1 million and UA 278.5 million in the years 2003, 2004, 2005 and 2006 respectively. In 2007, approvals were UA 1.00 billion. This significant increase is attributable to private sector project loans.

          A summary statement of the loans approved by the Bank to 31 December 2007 (excluding fully repaid loans and cancelled loans) is set forth in Note I to the financial statements included herein.

          The following charts set forth, by sector and region, the percentage distribution of cumulative ADB loan and grant approvals by Sector and by Region (of UA 23.78 billion) by the Bank at 31 December 2007

Cumulative ADB Loan and Grant
Approvals by Sector, 1967-2007

Cumulative ADB Loan and Grant
Approvals by Region, 1967-2007

          The following chart shows ADB Private Sector Approvals (in UA millions) from 2002 to 2007.

Loan Approvals and Disbursements in 2007

          The Bank's loan approvals in 2007 totalled UA 1,670.06 million as compared to UA 1,045.37 million and UA 868.73 million in 2006 and 2005, respectively. Loan disbursements of the Bank increased from UA 548.4 in 2006 to UA 884.8 million representing an increase of 61 percent.

Currency composition of loans

          The following table and chart set forth the Bank’s disbursed and outstanding loans by currency at 31 December 2007 and 2006:

Disbursed and Outstanding Loans by Currency

	31 December	31 December
Currency	2007	2006

	(Amounts in millions of UA)
Euro	2,753.69	2,518.81

U. S. Dollar	1,849.64	1,734.19
Pound Sterling	3.09	3.22
Swiss Franc	173.55	184.20
Japanese Yen	552.17	640.72
South African Rand	206.78	207.65
Other currencies	1.17	2.16
Total	5,540.09	5,290.95

Disbursed and Outstanding Loans
by Currency in 2007 (percentages)

Disbursed and Outstanding Loans
by Currency in 2006 (percentages)

Overdue and Non-Performing Loans

In 2003 and 2004, the International Accounting Standard Board (IASB) revised several International Accounting Standards, including IAS 39, as part of ongoing efforts to eliminate redundancies or inconsistencies between existing standards. The revised standards are effective for the fiscal years beginning on or after 1 January 2005. One of the most significant revisions relates to the basis for determining the impairment on loans and the treatment of income on loans that are in arrears for six months or more and therefore considered as non-performing. Previously, loan impairment, or provision for loan losses was calculated on the outstanding loan principal balance and determined using an expected loss model. Also, income on loans in arrears for six months or more was suspended until received. The revised standard now requires that the determination of the amount of provision to be made for impairment on loans should be based on incurred losses and should cover both the principal and charges receivable balances outstanding against borrowers and which losses can be established to have been incurred. The ‘incurred loss model’ excludes future losses no matter how likely they might be. The revised standard also no longer permits the suspension of income on loans previously classified as non-accruing. Instead, such income is recognized and appropriate provision is made for any impairment that may exist on the total receivable, using the incurred loss model.

          Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the sovereign nature of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of its loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans.

          On 26 June 2002, the Board of Directors approved an arrears clearance operation in respect of the Democratic Republic of Congo (“DRC”). The DRC had been in arrears since 1991. The total amount of arrears as at 30 June 2002 was US $843.26 million. The arrears clearance operation is based on the combination of the use of grant resources to clear arrears, the consolidation of outstanding payments on loans, and the provision of debt relief, after arrears have been cleared, within the framework of the Enhanced Heavily Indebted Poor Countries (HIPC) Initiative. The present value of the consolidated loan equals the present value of the original portfolio of the DRC’s loans. On its own, the restructuring operation has no concessional element. The arrears clearance mechanism has been designed in collaboration with other multilateral financial institutions as part of a concerted effort for the clearance of the country’s arrears. The operation has been made possible by the support of the international donor community and the considerable resources that the African Development Bank has been able to raise. In approving the operation, the Board of Directors emphasised that this is a unique operation necessitated by the exceptional situation pertaining to the DRC.

          In accordance with the arrears clearance plan approved by the Board of Directors for the DRC on June 26, 2002, the amounts owed by the DRC net of partial repayments received from donors and the DRC were consolidated into new loans in 2003. Following the consolidation, the DRC has been, and is still contractually current on the loans.

Loan Terms

          Loans are stated at their principal amounts outstanding. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period, which is typically the period of project implementation.

          The following table sets forth the maturity structure of disbursed and outstanding loans as at 31 December 2007:

Maturity Structure of Loans as at 31 December 2007

Disbursed and
Maturity	Outstanding
Loans
(Expressed in
millions of UA)

One year or less	925.79
More than one year but less than two years	478.40
More than two years but less than three years	469.29
More than three years but less than four years	431.72
More than four years but less than five years	392.88
More than five years	2,842.01

Total	5,540.09

Borrowing Policies

          The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

          It is the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. The Bank has also adopted the working principle that, within the limitations set forth above, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating organisations. As at 31 December 2007, senior debt outstanding, in the amount of UA 5,530.59 million (subordinate debt was of UA 668.28 million), was 65.04 per cent of the callable capital of non-borrowing members of the Bank. As of the same date, the amount of total outstanding borrowings of UA 6,198.87 million, represented by both senior and subordinated debt, was 32.05 per cent of total callable capital of UA 19,341.63 million of all members of the Bank.

          In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and United States Medium Term Note (MTN) Programme with respect to its future borrowings. The GDIF enables the continuous issuance of notes in the Euro market, the US market and other domestic markets in an unlimited amount thereby maximizing the Bank’s financing flexibility.

          The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it will instruct its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of, all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

          The weighted average life of the Bank’s outstanding borrowings at 31 December 2007, 2006, 2005, 2004 and 2003 was 4.4, 5.5, 6.5, 7.7, and 7.7 years, respectively.

          At 31 December 2007, the callable capital of the Bank was UA 19,341.63 million. Of this amount, a total of UA 11,546.43 million represented the callable capital of RMCs and UA 7,795.19 million the callable capital of non-regional member countries.

          At 31 December 2007, the Bank’s outstanding borrowings were denominated in thirteen currencies or currency units (without taking into account currency swaps).

          The following chart sets forth, by currencies, the distribution of outstanding borrowings at 31 December 2007.

Outstanding Borrowings per currency as at 31 December 2007
                              (In UA Millions)

          The table below sets forth the maturity structure of the Bank’s outstanding borrowings at 31 December 2007

(UA millions)
	Outstanding Borrowings
Periods	Fair Value	Amortized cost	Total
One year or less	1,283.97	174.78	1,458.75
		-
More than one year but less than two years	942.26		942.26
More than two years but less than three years	1,082.30	-	1,082.30
More than three years but less than four years	171.59	-	171.59
More than four years but less than five years	377.49	-	377.49
More than five years	1,368.67	801.95	2170.62
Subtotal	5,226.28	976.73	6,203.01
Net unamortized premium and discount	-	(4.14)	(4.14)
Total	5,226.28	972.59	6,198.87

          The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2007		2006		2005		2004		2003		2002
Weighted average interest rate on
disbursed and outstanding loans
for the period(1)	6.31%		6.20%		5.80%		5.50%		6.30%		6.40%
Weighted average cost of:
Outstanding borrowings	4.55%		4.29%		3.78%		2.87%		3.10%		5.20%
Interest coverage ratio(2)
(1.25x)(3)	1.98	x	1.69	x	2.02	x	1.73	x	1.44	x	1.87	x

(1)	Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.
(2)	Net income plus interest expense, divided by interest expense.
(3)	Indicates the Bank’s target ratio.

Liquid Assets and Liquidity Policy

          As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the sum of four components: the following years’ net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. “Held-to-maturity” investments with maturity greater than one-year are excluded from the computation of liquid assets.

          The maximum level of liquidity is determined by the Bank’s debt and capital adequacy limits. The resulting flexibility in determining the pace of implementing the Bank’s medium term borrowing enhances the Bank’s ability to achieve a lower funding cost.

          Investments are based on asset and liability management guidelines adopted by the Board of Directors. Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof and in time deposits with banks. All marketable securities of the Bank are valued at market value and have been invested on 6-month LIBOR basis since 1998. At 31 December 2007, the Bank’s cash and treasury investments totalled UA 5,399.07 million. Investment income for 2007 amounted to UA 238.40 million, or a return of 4.59 percent compared with the 4.22 per cent return in 2006.

Effective 1 January 2001, the ADB’s liquid assets were tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The equity-backed portfolio is managed against a repricing profile benchmark with 10 per cent of the Bank’s net assets repricing uniformly over a period of 10 years.

Bank Rating

The rating agencies, Standard & Poor’s, Moody’s, Fitch, and the Japan Credit Rating Agency reaffirmed their AAA/Aaa and AA+/Aa1 rating of the Bank’s senior and subordinated debt respectively, with a stable outlook. The ratings recognize the Bank’s strong financial position, the revitalization of its performance in the markets, and its enhanced effectiveness fostered by institutional reforms implemented over the past decade. The ratings also reflect the Bank’s strong membership support, its preferred creditor status, sound capital adequacy and liquidity, and prudent financial management and policies.

Equity Participations

The Agreement permits the Bank to assume equity participations to further the economic development and social progress of its regional members. The amount of such equity participations is limited by the Agreement to a maximum of 10 per cent of the aggregate amount of the Bank’s paid-up capital stock together with the reserves and surplus included in its ordinary capital resources, less the Special Reserve (which has since been closed in 2002). The Bank is not permitted to hold a controlling interest in any enterprise. Total net equity investment participations at 31 December 2007 equalled UA 189,248 million. The Bank has equity participations in, among others, various development banks, the African Development Fund, the African Export-Import Bank, the Africa Infrastructure Fund LLC, Shelter Afrique, Africa Re, and PTA Bank. The Board of Directors decided in September 1993 that with effect from 31 December 1993 a reserve against losses should be created where, in the opinion of Management of the Bank, there is a significant permanent decline in the value of equity investments, based on periodic reviews of all of the Bank’s equity investments. The provisions for losses on impaired equity investments are included in the income statement.

Special Operations of the Bank

          In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. Under the Agreement, the total amount outstanding in respect of the special operations of the Bank relating to any special fund may not exceed the total amount of the unimpaired special resources pertaining to that special fund. The resources of special and trust funds are required at all times to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. Each of these funds is subject to its own special rules and regulations. Where such rules and regulations either do not exist or do not apply, the special and trust funds are governed by the provisions of the Agreement and the financial regulations of the Bank.

          The two major funds administered by the Bank are the African Development Fund (ADF) and the Nigeria Trust Fund (NTF), both of which supplement the activities of the Bank. The Bank receives an administration fee for its services.

African Development Fund

          The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF. Participation in the ADF has increased since its establishment and now comprises the Bank, one regional member State Participant (South Africa), 24 non-regional member State Participants and the United Arab Emirates.

          The Agreement Establishing the ADF designates a Board of Governors as the ADF’s highest policy making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes six non-regional members nominated by their constituencies and six executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

          The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993. At 31 December 2007, the exchange rate was 1 UA = US$ 1.58025.

          The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote co-operation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which, in the opinion of the ADF, are in the greatest need of such financing.

          The resources of the ADF consist of the subscriptions and periodic replenishments by the Bank and State Participants, other resources received by the ADF and funds derived from operations or otherwise accruing to the ADF. The ADF has benefited from contributions from Botswana and South Africa, in particular. The mobilization of external resources for ADF is a triennial exercise. In mid-December 2007, State Participants reached agreement on the Eleventh Replenishment of the Fund. The deputies agreed to a replenishment level of UA 5.76 billion, of which UA 2.06 billion represents internally generated resources covering the 3-year operational period 2008-2010.

          At 31 December 2007, the cumulative ordinary and special subscriptions to ADF amounted to UA 15.28 billion (UA 15,225.95 million in 2006) of which UA 15.22 billion was fully paid-in. The Bank’s subscription to the ADF at 31 December 2007 was UA 111.74 million, which was fully paid-in. The Bank has 50 per cent of the voting power of the ADF.

          For the year ended 31 December 2007, loans and grants approved amounted to UA 1.38 billion and the level of cumulative loans and grants signed, net cancellations amounted to UA 15.47 billion. ADF loans bear no interest charge, carry a service charge of 0.75 per cent per annum on outstanding balances, and attract a commitment fee of 0.50 per cent per annum on undisbursed commitments. Project loans have a 50-year repayment period, including a 10-year grace period; lines of credit have a 20-year repayment period with a 5-year grace period.

Nigeria Trust Fund

          The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. NTF loans currently bear an interest rate of between 2 and 4 per cent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 per cent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

          In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements subsequently approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing 10 per cent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 per cent to a range of 2 to 4 per cent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of more flexibility in the investment of the resources of the NTF, pending their use in financing projects.

          At 31 December 2007, the NTF had total assets of UA 278.46 million. The NTF, having been established for a term of thirty years, was scheduled to end on 25 April 2006. Following successive interim extensions, agreement has been concluded between the Bank and the Nigerian authorities for an extension of the NTF for a duration of ten years commencing from 25 April 2008.

Other Funds

          The Bank has been entrusted with the administration of other funds, namely the Mamoun Beheiry Fund (to reward outstanding employees of the Bank), the Arab Oil Fund (which is restricted to making concessionary loans to specific African countries affected by high oil prices), and the Special Emergency Assistance Fund (designed to provide assistance to African countries affected by drought and famine). The total resources and assets of these trust funds at 31 December 2007 amounted to UA 5.24 million.

Litigation

          Two unfavourable awards in a total amount of 1.3 billion CFA Francs (approximately US $2 million) were given by the Ivorian Courts against the Bank in 2002 in connection with the claims of a private sector borrower following the cancellation by the Bank of a loan for non-compliance with loan conditions. The Bank appealed both matters before the Supreme Court of Côte d’Ivoire. On 26 April 2006, the Supreme Court ruled against the Bank’s appeal. The other appeal, involving an award of 100 million CFA Francs, remains pending.

Temporary Relocation

          The Board of Directors decided in February 2003 to evacuate the Bank’s staff from Côte d’Ivoire following the deterioration in the security situation as assessed by the United Nations. The Board of Directors also decided to temporarily move the Bank’s operations to the Temporary Relocation Agency in Tunis. The process of relocation was substantially completed by May 2003. The Bank’s operations continued throughout the period of evacuation and relocation. In June 2003, the Board of Governors decided that the Bank should remain at the Temporary Relocation Agency for a minimum duration of two years. The duration of the temporary relocation has since been extended by the Board of Governors, most recently for a further period of 12 months from June 2008.

ADMINISTRATION OF THE BANK

Board of Governors

          All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercise the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

          The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

          The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one-quarter of the total voting power of the members.

Board of Directors

          Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. The Board of Directors is composed of eighteen members who shall not be Governors or Alternate Governors. Twelve members are elected by the Governors representing the RMCs, and six members are elected by the Governors representing the non-regional member countries. Each Director appoints an Alternate Director who acts for him when he is not present. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when he is acting in place of the absent Director.

          Members of the Board of Directors of the Bank as at 31 December 2007 are listed below. Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three year terms.

Board of Directors – Countries Represented as at 31 December 2007

Regional Member Countries

M. Mahroug	Morocco, Togo, and Tunisia
R. F. T. Karpeh II	Liberia, Gambia, Ghana, Sierra Leone, and Sudan
A. N. Bvumbe	Zimbabwe, Botswana, Angola, Mozambique, and Namibia
P. A. G. Sinon	Seychelles, Kenya, Eritrea, Ethiopia, Uganda, Tanzania, and Rwanda
H. A. A. Khedr	Egypt and Djibouti
I. C. Bonongwe	Malawi, South Africa, Mauritius, Lesotho, Swaziland, and Zambia
F. A. Korsaga	Burkina Faso, Cape Verde, Benin, Chad, Comoros, Gabon, Mali, Niger, and
Senegal
T. N’Guessan	Côte d’Ivoire, Guinea, and Equatorial Guinea
A.T. Tabib	Libya, Mauritania, and Somalia
S. B. Zoniaba	Congo, Cameroon, Burundi, Central African Republic, and Democratic Republic
of Congo
O. Bougara	Algeria, Guinea Bissau, and Madagascar
M. Muhtar	Nigeria and Sao Tome & Principe

Non-Regional Member Countries

R. Dewdney	The United Kingdom, Germany, the Netherlands, and Portugal
L. Guye	Switzerland, Denmark, Finland, India, Norway, and Sweden
E. Carrere	France, Belgium, and Italy
T. Utamura	Japan, Argentina, Austria, Brazil, and Saudi Arabia
Vacant	United States of America
B. Montador	Canada, China, Korea, Kuwait, and Spain

President and Management

          The Board of Governors, on the recommendation of the Board of Directors, elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. On the recommendation of the President of the Bank, the Board of Directors appoints one or more Vice-Presidents. The President is elected for a term of five years and may be re-elected provided that no person may be elected President for more than two successive five year terms.

          The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. He may participate in meetings of the Board of Governors but has no vote. He is also the chief executive officer of the Bank and conducts, under the direction of the Board of Directors, the current business of the Bank. The President is the legal representative of the Bank.

The principal officers of the Bank as at 31 December 2007 are listed below.

Principal Officers as at 31 December 2007

Presidency
D. Kaberuka	President
(Vacant)	Director of Cabinet
A. Akin-Olugbade	General Counsel and Director, Legal Department
M. Touré	Secretary General
E.R. Ouko	Director, Office of Auditor General
C. Kirk	Director, Operations Evaluation Department
Z. R. Zoukpo	Ag. Director, Reform Implementation Team
P. E. Sovik	Compliance Review and Mediation Unit

Corporate Services
A. Oteh	Vice President, Corporate Services
I. N'diaye	Director, Information Management and Methods Department
J.P. Ehounou	Director, General Services and Procurement Department
D. Tytiun	Director, Human Resources Management Department
V.N. Mbarga	Head, Language Services Unit
M. Sangbe	Official Representative, Headquarters, Abidjan

Finance
T. de Longuemar	Vice President, Finance
C. Boamah	Director, Financial Control Department
P. Van Peteghem	Director, Treasury Department
K. Diallo	Director, Financial Management Department
Z. Sakala	Programming and Budget Department

Office of the Chief Economist
L.A. Kasekende	Chief Economist
W. T. Oshikoya	Director, Development Research Department
I. Diallo	Ag. Head, African Development Institute
C. Lufumpa	Director, Statistics Department

Operations I, Country and Regional Programmes and Policies
J. Eichenberger	Vice President, Country and Regional Programmes and Policy
P. Afrika	Director Operations Policy and Compliance Department
J.M. Gharbi	Director, Centre Region
K. Gadio	Director, North Region 1
L. Chakroun	Director, North Region 2
J. Litse	Director, West Region 1
E. Goldstein	Director, West Region 2
A. Ordu	Director, East Region 1
D. Gaye	Director, East Region 2

R. Rakotobe	Director, South Region 1
F. Black	Director, South Region 2
A. M. Ben Barka	Head, Procurement and Financial Management Unit
K. Ikeda-Larhed	Head, Resource Mobilisation and Partnerships Unit

Operations II, Sector Operations
Z. El-Bakri	Vice President, Sector Operations
A. Abou-Sabaa	Director, Agriculture and Agro-industry Department
T. Hurley	Director, Human Development Department
G. Negatu	Director, Governance and Economic Reforms Department

Operations III, Infrastructure, Private Sector and Regional Integration
M. Gantsho	Vice President, Infrastructure, Private Sector and Regional Integration
G. Mesherubusa	Director, Infrastructure Department
T. Turner	Director, Private Sector Department
K. Bedoumra	Director, Water and Sanitation Department
R. Thomas	Director, NEPAD, Regional Integration and Trade Department

THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

          The Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also contains, among other things, provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

          The Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors whose decision shall be final.

Membership of the Bank

          Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

          Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia has been suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note N of the financial statements included herein).

Legal Status, Immunities and Privileges

          The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

          The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

          The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

          The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

GENERAL DESCRIPTION OF THE SECURITIES

          Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) the fiscal or paying agent or agents with respect to the securities.

          Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

          The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

          The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

          The Securities and the interest on them generally will not be exempt from taxation.

          Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues, including the Securities.

REPORT OF THE EXTERNAL AUDITORS AND ADB FINANCIAL STATEMENTS FOR
THE YEARS ENDED 31 DECEMBER 2007, 2006, 2005 and 2004

TABLE OF CONTENTS
PAGES

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN
DEVELOPMENT BANK

We have audited the accompanying financial statements of the African Development Bank (‘‘the Bank’’) which comprise the balance sheet as at 31 December 2007 and the income statement, the statement of recognized income and expense and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to V.

The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement Establishing the Bank. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2007, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion we draw attention to Note C which highlights the effect of new and revised international financial reporting standards. For the years ended 31 December 2005 and 2006 the independent auditor issued a qualified opinion for the financial statements because International Financial Reporting Standard IAS 32, “Financial Instruments: Disclosure and Presentation”, required that the Bank’s, member countries’ capital subscriptions be reclassified in the Bank’s financial statements as financial liabilities instead

On 14 February 2008 the International Accounting Standards Board (IASB), issued amendments to IAS1 and IAS32. The Bank’s member countries’ capital subscriptions are puttable financial instruments that meet the requirements for equity classification under the amended standards. Prior to the amendments, the Bank also classified these financial instruments as equity. The amendments were issued after the balance sheet date, but before the approval of the financial statements. The Bank has opted to early adopt the amended standards which had no effects on the Bank’s financial statements.

          Paris La Defense, 2nd April 2008

               Pascal Brouard
                         Partner

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF GOVERNORS OF
THE AFRICAN DEVELOPMENT BANK

We have audited the accompanying annual financial statements of the African Development Bank (the Bank), which comprise the balance sheet as at 31 December 2006 and the income statement, the statement of recognised income and expense and the statement of cash flows for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out in notes A to T. The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Annual Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement Establishing the Bank. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion
As set out under the Member Countries’ Subscription accounting policy in Note B to the financial statements, the Agreement Establishing the Bank provides that a member country (or “State”) may withdraw from the Bank at any time (defined as the “termination date”). Exercising such right of withdrawal requires the Bank to arrange for the repurchase of such member country’s shares as part of the settlement of accounts with that State. In our view, although the Bank is able to withhold any amount due to the member country for its shares so long as the State remains liable as borrower or guarantor to the Bank, and notwithstanding the fact that the member country remains liable for its direct and contingent liabilities to the Bank as long as any part of the loans or guarantees contracted before the termination date is outstanding, the Bank does not have the unconditional right to avoid settling its contractual obligations at termination date to the member country. Therefore, in accordance with International Financial Reporting Standard IAS 32, “Financial Instruments: Disclosure and Presentation”, member countries’ capital stock should be reclassified in the Bank’s financial statements as financial liabilities instead of equity.

The impact of this accounting treatment would be to reclassify credit balances of UA 2,303,061,682 and UA 2,263,445,736 of capital stock and to reclassify debit balances of UA 155,742,042 and UA 151,758,878 of cumulative exchange adjustment on subscriptions from equity to liabilities in the balance sheet of the Bank for the years ended 31 December 2006 and 31 December 2005 respectively.

Disagreement with management – Qualified Opinion
In our opinion, except for the effect on the annual financial statements of the matter referred to in the preceding paragraph, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche LLP
Chartered Accountants
London
30 March 2007

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN
DEVELOPMENT BANK

We have audited the financial statements of the African Development Bank (the Bank) for the year ended 31 December 2005 which comprise the balance sheet, the statement of income and expenses, the statement of recognised income and expense, statement of cash flows and the related notes A to T. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank.

This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditor
These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates and judgments made by the Bank’s management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

Disagreement on reclassification of the Bank’s capital from equity to liabilities
As set out under the Member Countries’ Subscription accounting policy in Note B to the financial statements, the Agreement Establishing the Bank provides that a member country (or “State”) may withdraw from the Bank at any time (defined as the “termination date”). Exercising such right of withdrawal requires the Bank to arrange for the repurchase of such member country’s shares as part of the settlement of accounts with that State. In our view, although the Bank is able to withhold any amount due to the member country for its shares so long as the State remains liable as borrower or guarantor to the Bank, and notwithstanding the fact that the member country remains liable for its direct and contingent liabilities to the Bank as long as any part of the loans or guarantees contracted before the termination date is outstanding, the Bank does not have the unconditional right to avoid settling its contractual obligations at termination date to the member country. Therefore, in accordance with International Financial Reporting Standard IAS 32, member countries’ capital stock should be reclassified in the Bank’s financial statements as financial liabilities instead of equity.

The impact of this accounting treatment would be to reclassify credit balances of UA 2,263,445,736 and UA 2,213,505,210 of capital stock and to reclassify debit balances of UA 151,758,878 and UA 147,203,564 of cumulative exchange adjustment on subscriptions from equity to liabilities in the balance sheet of the Bank for the years ended 31 December 2005 and 31 December 2004 respectively. A further impact would be to reduce the Bank’s net income by UA 144,000,000 and UA 114,640,000 which relates to the expensing of the Board of Governors’ approved distributions of income in the years ended 31 December 2005 and 31 December 2004 respectively. The total reserves of the Bank remain unchanged as a result of this reduction in net income relating to the Board of Governors’ approved distributions of income.

Qualified opinion arising from disagreement on reclassification of the Bank’s capital from equity to liabilities

In our opinion, except for the effects on the financial statements of the matter referred to in the preceding two paragraphs, the financial statements present fairly, in all material respects the financial position of the Bank as of 31 December 2005, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche LLP
London
United Kingdom
13 April 2006

INDEPENDENT AUDITORS’ REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN
DEVELOPMENT BANK

We have audited the financial statements of the African Development Bank (the Bank) for the year ended 31 December 2004 which comprise the Balance Sheet, the Statement of Income and Expenses, the Statement of Comprehensive Income and Changes in Reserves, the Statement of Cash Flows and the related Notes A to X. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement Establishing the Bank.

This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s Board of Governors those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditors

The Bank’s management is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards.

Our responsibility is to audit the financial statements in accordance with International Standards on Auditing.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2004 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche LLP Chartered
Accountants London
30 March 2005

AFRICAN DEVELOPMENT BANK
BALANCE SHEET
ASSETS
For the years ended 31 December, 2007, 2006, 2005 and 2004

A S S E T S	2007		2006		2005*		2004

	UA	USD	UA	USD	UA	USD	UA	USD
	(Expressed in Thousands of UA & US$ - Note B)

CASH	95.528	150,958	129,329	194,562	70,340	100,535	43,800	68,022

DEMAND OBLIGATIONS	3,801	6,007	3,801	5,717	3,801	5,433	3,909	6,071

TREASURY INVESTMENTS (Note F)	5,303,540	8,380,919	6,093,361	9,166,852	5,155,053	7,367,963	4,435,417	6,888,247

DERIVATIVE ASSETS (Note G)	425,338	672,140	273,310	411,168	285,927	408,667	274,790	426,752

NON-NEGOTIABLE INSTRUMENTS

ON ACCOUNT OF CAPITAL (Note H)	15,385	24,312	20,383	30,665	25,897	37,014	31,180	48,423

ACCOUNTS RECEIVABLE

Accrued income and charges receivable on loans (Note I)	267,149	422,162	232,935	350,428	233,704	334,026	218,031	338,604

Other accounts receivable	328,726	519,469	368,037	553,675	322,676	461,191	179,453	278,692
	595,875	941,631	600,972	904,103	556,380	795,217	397,484	617,297
DEVELOPMENT FINANCING ACTIVITIES
Loans, net (Notes D & I )	5,344,073	8,444,971	5,076,771	7,637,495	5,317,829	7,600,613	5,426,834	8,427,927

Equity participations	189,248	299,059	119,119	179,203	168,697	241,113	160,603	249,418

Other debt securities (Note K)	94,622	149,526	-	-	-	-	-	-
	5,627,943	8,893,556	5,195,890	7,816,698	5,486,526	7,841,726	5,587,437	8,677,345
OTHER ASSETS

Property, equipment and intangible assets (Note L)	14,362	22,696	14,241	21,424	16,350	23,368	17,605	27,341

Miscellaneous	667	1,054	713	1,072	628	899	533	828
	15,029	23,750	14,954	22,496	16,978	24,267	18,138	28,168

TOTAL ASSETS	12,082,439	19,093,273	12,332,000	18,552,261	11,600,902	16,580,822	10,792,155	16,760,325

The accompanying notes to the financial statements form part of this statement

AFRICAN DEVELOPMENT BANK
BALANCE SHEET
LIABILITIES RESERVES AND CAPITAL

For the years ended 31 December, 2007 and 2006, (Expressed in Thousands of UA & US$ Note B)

LIABILITIES & EQUITY	2007		2006		2005 *		2004

	UA	US$	UA	US$	UA	US$	UA	US$
			(Expressed in
			Thousands of UA &
			US$ - Note B)
ACCOUNTS PAYABLE

Accrued financial charges	418,706	661,660	328,751	494,573	250,404	357,896	182,812	283,909

Other accounts payable	165,633	261,742	320,209	481,722	247,819	354,200	194,356	301,837

	584,339	923,402	648,960	976,295	498,223	712,096	377,168	585,746

SECURITIES SOLD UNDER AGREEMENTS TO
REPURCHASE AND PAYABLE FOR CASH

COLLATERAL RECEIVED (Note F)	-	-	877,833	1,320,611	466,961	667,414	9,295	14,435

DERIVATIVE LIABILITIES (Note G)	591,047	934,002	481,937	725,026	317,245	453,429	513,892	798,079

BORROWINGS (Note M)	6,198,873	9,795,769	5,870,469	8,831,535	5,940,398	8,490,433	5,638,889	8,757,251

EQUITY (Note N)
Capital
Subscriptions paid	2,336,457	3,692,186	2,303,062	3,464,726	2,263,446	3,235,075	2,213,505	3,437,595

Cumulative Exchange Adjustment on
Subscriptions paid (net of CEAS)	(160,075)	(252,959)	(155,742)	(234,298)	(151,759)	(216,905)	(147,203)	(228,608)

	2,176,382	3,439,227	2,147,320	3,230,428	2,111,687	3,018,170	2,066,302	3,208,988

Reserves

Retained earnings	2,498,288	3,947,919	2,305,345	3,468,161	2,257,678	3,226,831	2,652,116	4,118,763
Fair value gains on available for sale equity
investments	33,510	52,954	136	205	8,710	12,449	2,467	3,831

Cumulative Currency Translation Adjustments							(467,974)	(726,768)
Total reserves	2,531,798	4,000,873	2,305,481	3,468,366	2,266,388	3,239,280	2,186,609	3,395,826

Total equity	4,708,180	7,440,100	4,452,801	6,698,794	4,378,075	6,257,450	4,252,911	6,604,813

TOTAL LIABILITIES & EQUITY	12,082,439	19,093,273	12,332,000	18,552,261	11,600,902	16,580,822	10,792,155	16,760,325

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF INCOME AND EXPENSES
For the years ended 31 December, 2007, 2006, 2005 and 2004

	2007		2006		2005*		2004

	UA	US$	UA	US$	UA	US$	UA	US$

OPERATIONAL INCOME & EXPENSES	(Expressed in Thousand in UA & US$ - Note B)

Income from:

Income from loans (Note Ol)	341,945	540,359	329,027	494,988	324,230	463,413	323,105	501,785

Income from investments and related derivatives (Note O)	238,397	376,727	213,824	321,676	155,375	222,073	123,567	191,901

Other debt securities	4,966	7,848	-	-	-	-	-	-

Total income from loans and investments	585,308	924,934	542,851	816,664	479,605	685,486	446,672	693,686

Borrowing expenses (Note P)

Interest and amortized issuance costs	(268,023)	(423,543)	(245,413)	(369,200)	(218,516)	(312,318)	(230,749)	(358,356)

Net interest on borrowing related derivatives	(62,706)	(99,091)	(35,137)	(52,860)	1,399	1,999	33,671	52,291
Unrealized gain/(loss) on fair valued borrowings and related
derivatives	21,239	33,563	10,672	16,055	(30,773)	(43,983)	(7,697)	(11,954)
Unrealized gain on derivatives on non fair valued borrowings and
others	34,774	54,952	21,067	31,694	7,219	10,318	(10,353)	(16,078)

Provision for impairment (Note I)

Loan principal	17,453	27,580	(22,566)	(33,949)	21,169	30,256	(51,384)	(79,800)

Loan charges	52,503	82,968	(29,120)	(43,808)	(7,317)	(10,457)	(2,479)	(3,850)

Provision for impairment on equity investments and other receivables	(7,222)	(11,413)	(34,745)	(52,270)	750	1,072	3,309	5,139

Translation (losses)/ gains	(8,895)	(14,056)	4,101	6,169	1,577	2,254	-	-

Other income	7,323	11,572	23,736	35,708	15,725	22,475	7,402	11,495

Net operational income	371,754	587,466	235,446	354,203	270,838	387,102	188,392	292,573

OTHER EXPENSES

Administrative expenses (Note Q)	(42,218)	(66,715)	(36,859)	(55,450)	(41,675)	(59,565)	(37,611)	(57,592)

Depreciation Property, equipment and intangible assets (Note L)	(5,375)	(8,494)	(6,233)	(9,377)	(7,101)	(10,149)	(6,417)	(9,966)

Sundry (expenses)/gains	(493)	(779)	1,678	2,524	(741)	(1,059)	(836)	(1,298)

Total other expenses	(48,086)	(75,988)	(41,414)	(62,303)	(49,517)	(70,773)	(44,864)	(68,856)

Governors	323,668	511,478	194,032	291,900	221,321	316,329	143,528	223,717

Transfers of income approved by the Board of Governors (Note N)	(119,902)	(189,475)	(139,200)	(209,412)	(144,000)	(205,819)

NET INCOME	203,766	322,003	54,832	82,488	77,321	110,510	143,528	223,717

*The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF RECOGNITION OF INCOME AND EXPENSES
For the years ended 31 DECEMBER, 2007, 2006, 2005 and 2004
(UA thousands – Note B)

STATEMENT OF RECOGNIZED INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, 2005 AND 2004

	2007		2006		2005*		2004

	UA	US$	UA	US$	UA	US$	UA	US$

	(Amounts expressed in Thousands of UA & US$ Note B)

Gain /(loss) on available for sale investments taken to equity	33,374	52,739	(8,574)	(12,897)	6,243	8,923	2,467	3,831

Actuarial losses on defined benefit plans	(10,823)	(17,103)	(7,165)	(10,779)	(3,785)	(5,410)	(31,374)	(48,724)

Net income /(loss) recognized directly in equity	22,551	35,636	(15,739)	(23,676)	2,458	3,513	(28,907)	(44,893)

Net income for the year	203,766	322,001	54,832	82,489	77,321	110,513	143,528	222,900

TOTAL RECOGNIZED INCOME AND EXPENSE FOR THE YEAR	226,317	357,637	39,093	58,813	79,779	114,026	114,621	178,008

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS
For the years ended 31 December, 2007, 2006, 2005 and 2004
(Expressed in Thousands of UA & US$ – Note B)

	2007		2006		2005*		2004

	UA	US$	UA	US$	UA	US$	UA	US$
CASH FLOW FROM
Operating activities:

Net income	203,766	322,001	54,832	82,489	77,321	110,513	143,528	222,900
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	5,375	8,494	6,233	9,377	7,101	10,149	6,417	9,966

Provision for impairment on loan principal and charges	(69,956)	(110,548)	51,686	77,757	(13,853)	(19,799)	53,863	83,650

Unrealized (gains)/ losses on investments and related derivatives	(5,997)	(9,476)	(2,638)	(3,969)	7,653	10,938	(4,421)	(6,866)

Amortization of discount or premium on held to maturity investments	(5,645)	(8,920)	2,814	4,233	6,027	8,614	10,289	15,979

Amortization of borrowing issuance costs	3,333	5,267	2,936	4,417	(2,687)	(3,840)	1,517	2,356

Unrealized (gains)/losses on fair value borrowings and derivatives	(56,013)	(88,514)	(48,799)	(73,414)	90,647	129,559	-	-

Provision for impairment on equity investments and receivables	7,222	11,412	34,745	52,270	(750)	(1,072)	(3,309)	(5,139)

Profit on disposal of equity investments	-	-	-	-	-	-	(2,641)	(4,101)

Translation losses/(gains)	8,895	14,056	(4,101)	(6,171)	(1,577)	(2,254)	-	-

Share of profits in associate	(479)	(757)	(379)	(566)	(198)	(283)	(10)	(16)

Net movement in derivatives	(51,659)	(81,634)	130,972	197,035	(39,863)	(56,975)	18,050	28,032

Changes in accrued income on loans	15,640	24,715	(4,877)	(7,336)	(22,319)	(31,900)	19,108	29,675

Changes in accrued financial charges	90,409	142,868	79,132	119,046	68,679	98,161	87,872	136,466

Changes in other receivables and payables	(123,330)	(194,892)	19,412	29,202	(91,477)	(130,745)	(33,940)	(52,709)

Net cash provided by operating activities	21,561	34,072	321,968	484,370	84,704	121,066	296,323	460,193

Investing, lending and development activities:

Disbursements on loans	(884,747)	(1,398,121)	(548,440)	(825,073)	(595,350)	(850,916)	(630,235)	(978,761)

Repayments of loans	704,045	1,112,567	706,408	1,062,721	713,994	1,020,490	1,012,537	1,572,480

Investments maturing after 3 months of acquisition:

Held to maturity portfolio	(79,764)	(126,047)	(410,735)	(617,910)	(63,070)	(90,144)	(265,890)	(412,930)

Trading portfolio	359,145	567,538	(85,443)	(128,541)	(134,305)	(191,958)	(234,384)	(364,001)

Payment of allocation of net income	-	-	-	-	-	-	(114,640)	(178,037)

Other debt securities	(92,801)	(146,648)	-	-	-	-	-	-

Changes in other assets	(5,451)	(8,614)	(4,209)	(6,332)	(5,940)	(8,490)	(3,255)	(5,055)

Equity participations movement	(40,150)	(63,447)	2,919	4,392	2,013	2,877	(7,836)	(12,169)
Net cash (used in)/provided by investing, lending and development
activities	(39,723)	(62,772)	(339,500)	(510,743)	(82,658)	(118,141)	(243,703)	(378,473)

	2007		2006		2005*		2004

	UA	US$	UA	US$	UA	US$	UA	US$

Financing activities:

New issues on borrowings	779,649	1,232,040	730,741	1,099,327	544,479	778,208	432,550	671,754

Repayments on borrowings	(402,541)	(636,115)	(621,486)	(934,963)	(541,209)	(773,534)	(579,728)	(900,323)

Net cash from currency swaps	-	-	-		-	-	(60,778)	(94,389)
Net cash from capital subscriptions	33,363	52,722	40,302	60,630	52,220	74,636	54,920	85,291

Net cash provided by financing activities	410,471	648,646	149,557	224,994	55,490	79,310	(153,036)	(237,666)

Effect of exchange rate changes on cash and cash equivalents	(12,363)	(19,536)	(18,150)	(27,304)	2,817	4,026	(5,035)	(7,819)

Increase/ (decrease) in cash and cash equivalent	379,946	600,410	113,875	171,313	60,353	86,261	(105,451)	(163,766)

Cash and cash equivalents at the beginning of the year	705,890	1,115,482	592,015	890,629	531,662	759,889	637,113	989,443

Cash and cash equivalents at the end of the year	1,085,836	1,715,892	705,890	1,061,942	592,015	846,150	531,662	825,677

Composed of:

Investments maturing within 3 months of acquisition

Held to maturity portfolio	24,114	38,106	80,075	120,464	34,931	49,926	441,587	685,789

Trading portfolio	966,194	1,526,828	1,374,319	2,067,526	953,705	1,363,102	55,570	86,301
Securities sold under agreements to repurchase and payable for cash
collateral received	-	-	(877,833)	(1,320,611)	(466,961)	(667,413)	(9,295)	(14,435)

Cash	95,528	150,958	129,329	194,563	70,340	100,535	43,800	68,022

Cash and cash equivalents at the end of the year	1,085,836	1,715,892	705,890	1,061,942	592,015	846,150	531,662	825,677

Supplementary disclosure:

Movement resulting from exchange rates:

Loans	(70,008)	(110,630)	32,776	49,309	18,626	26,622	6,889	10,699

Borrowings	(77,088)	(121,818)	(251,558)	(378,444)	186,281	266,246	(96,831)	(150,380)

Currency swaps	89,729	141,794	163,523	246,004	(134,818)	(192,691)	98,286	152,639

   The accompanying notes to the financial statements form part of this Statement.

   Restated per Note C

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote cooperation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue Recognition
Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments.

Dividends relating to investments in equity are recognized when the Bank’s right to receive payment is established.

Functional and Presentation Currencies
The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation
Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at December 31, 2007 and 2006 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries’ Subscriptions
Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly. Accordingly, as of December 31, 2007, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date.” The Bank may partially or fully offset amounts due for shares purchased against the member’s liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations
The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, otherwise, amortized on a straight line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post Employment Medical Benefits
The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

Financial Instruments
Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets
The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i)	Financial Assets at Fair Value through Profit or Loss

All trading assets are carried at fair value through the income statement and gains and losses are reported in the income statement in the period in which they arise. The investments in the trading portfolio are acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii)	Loans and Receivables

The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortized cost using the effective interest method.

iii)	Held-to-Maturity Investments

The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank’s management has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost. Held-to-maturity investments are carried at amortized cost using the effective interest method.

iv)	Available for-Sale Financial Assets

The Bank has classified equity investments over which it does not have control or significant influence as available-for-sale. Available-for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale investments are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and if necessary may require additional collateral.

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i)	Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Certain of the Bank’s borrowings have been obtained from the governments of some member countries of the Bank and are interest/free. In accordance with IAS 20 – ”Accounting for Government Grants and Disclosure of Government Assistance”, the benefit of borrowing at subsidized rates from member countries’ governments has not been recognized through the imputation of interest expense in the financial statements.

ii)	Financial Liabilities at Fair Value through Profit or Loss

This category has two sub categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank primarily applies fair value designation to borrowings which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would otherwise have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

iii)	Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or cancelled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments include cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics or both of the debt the Bank issues. This economic relationship is established on the date the debt is issued, and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

Although IAS 39 allows hedge accounting for certain qualifying hedging relationships, the Bank has elected not to apply hedge accounting to any qualifying hedging relationship, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of Financial Assets

1) Assets Carried at Amortized Cost
The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Interest and charges are accrued on all loans including those in arrears.

2) Available for-Sale Assets
The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale equity instruments carried at fair value, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, net of any impairment loss previously recognized in profit or loss, is reclassified from equity to the income statement. Impairment losses recognized in the income statement on available-for-sale equity instruments carried at fair value are reversed through equity.

If there is objective evidence that an impairment loss has been incurred on an available-for-sale equity instrument that is carried at cost because its fair value cannot be reliably measured, the amount of impairment loss is measured as the difference between the carrying amount of the impaired equity instrument and the present value of the estimated future cash flows discounted at the current market rate of return for a similar equity instrument. Once recognized, impairment losses on these equity instruments carried at cost are not reversed.

Offsetting Financial Instruments
Financial assets and liabilities are offset and reported on a net basis when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value Disclosure
The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews.

Equity Investments: The underlying assets of entities in which the Bank has equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management’s best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year-end variable lending rate in that currency, adjusted for impairment. For all loans not impaired, fair value adjustments are made to reflect expected loan losses. The estimated fair value of loans is disclosed in Note I.

Day One Profit and Loss
The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price. The gain or loss is amortized over the life of the applicable borrowing on a straight-line basis.

Investment in Associate
Under IAS 28, “Investments in Associates”, the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity’s financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2007, such subscriptions cumulatively represented approximately 1% of the economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank’s investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment’s original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment
Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset’s carrying amount and are included in the income statement in the period of disposal.

Intangible Assets
Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases
The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Transfers Approved by the Board of Governors
In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of transfer for specified uses have been met. Distributions for development purposes, referred to as “Board of Governors’ Approved Transfers”, are reported as expenses on the Income Statement in the year of approval. Transfers for development purposes may be funded from amounts previously transferred to surplus account or from the current year’s income.

Retained Earnings
Retained earnings of the Bank consist of amounts allocated to reserves from prior year’s income, balance of amounts allocated to surplus after deducting transfers approved by the Board of Governors, unallocated current year net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Significant Judgments
The Bank’s accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Held-for-Trading - In classifying financial assets or liabilities as “trading”, the Bank has determined that such assets or liabilities meet its description and set criteria for classification as such.

Fair Value through Profit and Loss - In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Held-to-Maturity - The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. In making this judgment, the Bank evaluates its intention and ability to hold such investments to maturity.

2) Significant estimates
The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Loans and Advances - At each financial reporting date, the Bank reviews its loan portfolios for impairment. The Bank first assesses whether objective evidence of impairment exists for individual loans. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the loan’s original effective interest rate and comparing this amount to the loan’s net carrying amount. Determining the amount and timing of future cash flows on impaired loans requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed loan, that loan is included in a group of loans with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of loans may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments - The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Impairment of Available-for-Sale Equity Investments - The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL
                    REPORTING STANDARDS

In 2007, the Bank adopted International Financial Reporting Standard (IFRS) 7, Financial Instruments: Disclosures and related amendments to International Accounting Standard (IAS) 1, Presentation of Financial Statements – Capital Disclosures. IFRS 7 supersedes IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institution and IAS 32, Financial Instruments: Presentation, and introduces new and enhanced qualitative and quantitative disclosures about exposures to risks arising from financial instruments and how the Bank manages those risks. The amendments to IAS 1 require new disclosures on the Bank’s objectives, policies and processes for managing capital. The new disclosures are presented in Note D.

At the date of authorization of these financial statements, certain new and amended International Financial Reporting Standards and Interpretations have been issued and will become effective for periods after December 31, 2007. IFRS 8, Operating Segments, which becomes effective for financial statements for the period beginning January 1, 2009, replaces the segmental reporting requirements of IAS 14, Segment Reporting, and requires alignment of the segments in the financial statements with those used internally by management in the allocation of resources and assessing performance. The amendments to IAS 1 require the Bank to present in separate statements, changes in equity related to its shareholders and those related to comprehensive income (i.e., non-shareholder-related components), including related reclassification adjustments of those components. It also requires the presentation of a balance sheet as at the beginning of the earliest comparative period in a complete set of financial statements when the Bank applies an accounting policy retrospectively or makes a retrospective restatement. None of these new standards or amendments is expected to have a significant impact on the Bank’s financial statements.

On February 14, 2008, the International Accounting Standards Board (IASB) issued amendments to IAS 32 and IAS 1. The amendments require an entity to classify as part of its equity those financial instruments that it issues that are either (a) puttable financial instruments, or (b) financial instruments or components of financial instruments that impose an obligation to deliver to another party a pro-rata share of its net assets only on liquidation, if certain criteria are met. Prior to these amendments, such financial instruments were to be classified as liabilities. The amendments are effective for annual periods beginning on or after January 1, 2009, with early adoption permitted.

Subscriptions by the member countries to the Bank’s capital described in Note B are puttable financial instruments that meet the requirements for equity classification under the amended standards. While the standards prior to the amendments required liability classification by the issuer of puttable financial instruments, the Bank has always reported the subscriptions by the member countries to its capital as equity. Under the Agreement establishing the Bank, such instruments provide an equal and residual right to its member countries that are subordinate to the rights of its creditors. The equity classification requirements under the amended standards are fully consistent with and confirm the Bank’s prior classification of these instruments as equity. The amendments to IAS 32 and IAS 1 relating to puttable financial instruments were issued after the balance sheet date but before the approval of the financial statements. The Bank has opted to early adopt the amendments. The application of these amended standards had no effects on the Bank’s financial statements.

NOTE D - RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank’s capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating.

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Bank’s Board of Executive Directors, which is chaired by the President. In addition to approving all risk management policies, the Executive Directors regularly review trends in the Bank’s risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Bank manages its core and non-core risks are governed by the General Authority on the Bank’s Financial Products and Services (the FPS Authority) and the General Authority on Asset Liability Management (the ALM Authority).

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers’ and separate guidelines which prescribe the rules governing the management of credit and operational risk for the Bank’s sovereign and non-sovereign loan and equity investment portfolios.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank’s financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank’s interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank’s entire array of ALM activities such as debt-funding operations and investment of liquid resources. It also includes the interest rate and currency risk management aspects of the Bank’s lending and equity investment operations.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). ALCO is the other oversight and control organ of the Bank’s risk management activities. It is the Bank’s most senior management forum on risk management issues and is chaired by the Vice President for Finance.

ALCO meets on a regular basis to perform its oversight role. Among ALCO’s key functions, it reviews regular and ad-hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated incurred loss estimates. ALCO is supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, counterparty credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank’s risk management policies and guidelines is delegated to the appropriate business units, and the Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Bank.

Credit Risk
Credit risk is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk on its public sector portfolio; (ii) non-sovereign credit risk on its portfolio of private sector, non-sovereign and enclave projects; and (iii) counterparty credit risk on its portfolio of treasury investments and derivative transactions. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the following sections.

1) Sovereign Credit Risk
When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country’s macroeconomic performance as well as its sociopolitical conditions and future growth prospects.

Country Exposure
The Bank’s exposure at December 31, 2007 to borrowing member countries with respect to its lending activities is summarized below:

(Amounts in UA thousands)
			Unsigned			% of Total
	No of		Loan	Undisbursed	Outstanding	Outstanding
Country	Loans*	Total Loans*	Amounts	Balances	Balances	Loans
Angola	3	1,041	-	-	1,041	0.02
Botswana	6	11,808	-	-	11,808	0.21
Cameroon	6	61,929	-	16,759	45,170	0.82
Congo	2	38,349	-	-	38,349	0.69
Côte D’Ivoire**	15	340,588	-	2,543	338,045	6.10
Democratic Republic of Congo	10	689,519	-	-	689,519	12.45
Egypt	12	1,037,811	225,439	260,193	552,179	9.97
Ethiopia	5	26,456	-	-	26,456	0.48
Gabon	18	435,558	-	265,941	169,617	3.06
Ghana	5	8,578	-	-	8,578	0.15
Guinea	4	13,108	-	-	13,108	0.24
Kenya	4	9,674	-	-	9,674	0.17
Lesotho	1	622	-	-	622	0.01
Liberia**	8	3,550	-	-	3,550	0.06
Malawi	1	5,444	-	-	5,444	0.10
Mauritania	3	26,050	-	-	26,050	0.47
Mauritius	9	49,479	-	36,783	12,696	0.23
Morocco	23	1,939,267	141,039	569,163	1,229,065	22.18
Namibia	8	105,516	-	30,680	74,836	1.35
Nigeria	11	223,101	-	-	223,101	4.03
Senegal	3	29,948	-	-	29,948	0.54
Seychelles	5	4,200	-	-	4,200	0.08
Somalia**	3	3,719	-	-	3,719	0.07
South Africa	4	167,690	-	-	167,690	3.03
Sudan**	5	51,278	-	-	51,278	0.93
Swaziland	9	93,095	-	10,893	82,202	1.48
Tanzania	1	3,058	-	-	3,058	0.06
Tunisia	28	1,484,828	93,157	274,799	1,116,872	20.16
Uganda	1	1,109	-	-	1,109	0.02
Zambia	4	9,839	-	-	9,839	0.18
Zimbabwe**	12	191,979	-	-	191,979	3.47
Multinational	5	57,939	-	8,361	49,578	0.89
Total Public Sector	234	7,126,132	459,635	1,476,116	5,190,381	93.69
Total Private Sector	42	946,890	452,135	145,047	349,708	6.31
Total	276	8,073,022	911,770	1,621,163	5,540,089	100.00

*	Excludes fully repaid loans and cancelled loans.
**	Countries in arrears as at December 31, 2007. The Board of Directors approved an arrears clearance mechanism for Liberia in December 2007.

Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment
The foundation of the Bank’s credit risk management framework is a systematic credit risk assessment based on a uniform internal credit risk rating scale that is calibrated to reflect the Bank’s statistical loss expectations as shown in the following table.

Risk Rating	Description	Risk Class	International Equivalent
1	Excellent	Very Low Risk	A - BBB
2	Very Good	Low Risk	BB
3	Good	Moderate Risk	B
4	Fair
5	Acceptable	High Risk	CCC
6	Marginal
7	Special Attention	Very High Risk	<CCC
8	Substandard
9	Doubtful
10	Known Loss

These sovereign risk credit ratings are derived from a risk assessment on five risk indices that include macroeconomic performance, debt sustainability, sociopolitical factors, business environment and portfolio performance. These five risk indices are combined to derive a composite sovereign country risk index and a composite non-sovereign country risk index which in turn are converted into separate country risk rating for the sovereign and non-sovereign portfolios. These country risk ratings are validated against the average country risk ratings from accredited rating agencies and other specialized international bodies. The ALCO reviews the country ratings on a quarterly basis to ensure compliance with country exposure limits, changes in country credit risk conditions, and to approve changes in loss provisioning, if any.

Portfolio Risk Monitoring
In 2007, the overall risk profile of the Bank’s sovereign guaranteed portfolio improved slightly, mainly due to the combined effect of improvement in the weighted average credit rating of certain regional member countries and the Bank’s increased exposure to high graded countries.

The portfolio’s weighted-average risk rating showed a marginal strengthening from 2.93 at the end of 2006 to 2.67 at the end of 2007. The distribution of the sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Sovereign-Guaranteed Loan Portfolio
	very Low Risk	Low Risk	Moderate Risk	High Risk	very High Risk
2007	37%	31%	8%	15%	9%
2006	28%	35%	10%	17%	10%
2005	26%	26%	18%	17%	13%
2004	28%	28%	21%	11%	12%
2003	25%	32%	21%	16%	6%

It is the Bank’s policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50% on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties to service their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment in its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for sovereign credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for all credit-sensitive assets (loans and equity investments) plus contingent liabilities (guarantees and client risk management products) in each risk class1. At the end of 2007, the Bank’s public sector loan portfolio used up 37% of the Bank’s total risk capital based on the Bank’s capital adequacy framework. This compares with 45% at the end of 2006 and reflects the improvement in the composition of the sovereign portfolio. The Bank defines risk capital as the sum of paid-in capital plus accumulated reserves net of translation adjustments. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk
When the Bank lends to private sector borrowers or to enclave projects it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses a similar uniform internal credit risk rating as for sovereign projects. However, these internal credit ratings are derived on the basis of four major groups of factors.

The first factor involves the overall evaluation and assessment of the project company’s financial strength. This assessment looks at: 1) capacity of the project to generate sufficient cash flow to service its debt; 2) the company’s operating performance and profitability; 3) the project company’s capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: 1) the outlook of the industry in which the project company operates; 2) the competitive position of the project company within the industry; 3) the strength of the project company’s management with particular emphasis on its ability to deal with adverse conditions; 4) the quality of the information on which the analysis is based.

Thirdly, the risk factors that consider the structure of the facility in terms of maturity, the existence of third party guarantee, the value off any assigned collateral, and other credit enchancement are extensively examined.

Finally, the project company’s risk rating is adjusted to reflect the overall host country risk rating.

All new non-sovereign projects require a minimum initial credit rating and undergo rigorous project approval. The ALCO reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes if justified by evolving country and project conditions.

In 2007, the Bank increased its investments in the non-sovereign loan and equity portfolios. The weighted-average risk rating had deteriorated marginally from 3.52 at the end of 2006 to 3.82 at year-end 2007. The distribution of the non-sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

1

Reflecting its higher risk operating environment and unavoidable portfolio concentrations, the Bank requires risk capital backing that is three to ten times more conservative than BiS commercial banking standards. Very low risk = 25%, low risk = 28%, moderate risk = 35%, high risk = 50%, very high risk = 75%, and equity investments = 100%.

Risk Profile of the Outstanding Non-Sovereign Loan and Equity Portfolio
	very Low Risk	Low Risk	Moderate Risk	High Risk	very High Risk
2007	8%	10%	46%	31%	5%
2006	16%	15%	52%	6%	11%
2005	14%	20%	56%	7%	3%
2004	15%	14%	55%	10%	6%
2003	-	20%	62%	10%	8%

In compliance with the revised IFRS, the Bank no longer makes general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of 2007, the impairment allowance to cover the incurred loss on impaired loans in the non-sovereign portfolio decreased marginally to UA 12.13 million as a comparison to UA 15.40 million in 2006 because of the reduction in the size of the portfolio of impaired non-sovereign loans.

In addition to private sector lending, the Bank makes equity investments in private sector projects, either directly or through investment funds. To the extent possible, equity investments are carried at fair value. In the event that the fair value of an equity investment cannot be reliably determined, it is carried at amortized cost, and periodically assessed for impairment. The Bank recognizes loss provision based on accepted impairment tests measured against the carrying cost of the equity investment. At the end of 2007, the provision for impairment on equity investment was equivalent to 6.58% of the outstanding equity portfolio.

To cover potential unexpected credit related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for non-sovereign credit risks. At the end of 2007, the Bank’s non-sovereign portfolio required as risk capital approximately 5.3% of the Bank’s total on balance sheet risk capital sources, slightly above the level at the end of 2006. This was still well below the limit of 20% determined by the Bank for total non sovereign operations.

Credit Exposure Limits
The Bank operates a system of exposure limits to ensure the development of an adequately diversified portfolio. The Bank manages credit risk at the global level (combined sovereign guaranteed and non-sovereign guaranteed portfolios) by ensuring that in the aggregate, the total country exposure limit does not exceed 15% of the maximum sustainable portfolio. The maximum sustainable portfolio is determined as the largest outstanding portfolio (outstanding loans plus potential new lending) that can be supported by the current level of risk capital applying the Bank’s capital adequacy policy. Each specific country limit is based on the economic potential of the country and perceived risk level. Country exposure limits are reviewed annually and are used as a risk based benchmark to plan the Bank’s medium-term country assistance strategies.

The credit exposure on the non-sovereign portfolio is further managed by limiting exposures to certain industry sectors, equity investments and single obligor. In addition, the Bank generally requires a range of securities and guarantees from project sponsors to partially mitigate the credit risk for direct private sector loans.

3) Counterparty Credit Risk
In the normal course of business, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank.

Given the nature of the Bank’s business, it is not possible to completely eliminate counterparty credit risk, however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank’s minimum credit rating requirements and are approved by the Bank’s Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored.

Trading counterparties are generally rated A/A2.

The following table details the minimum credit ratings for authorized investment counterparties:

Maturity
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government Agencies		A/A2			AA-/Aa3	AAA/Aaa
and Supranationals
Banks	A/A2		AA-/Aa3	AAA/Aaa
Corporations including
non bank financial	A/A2		AA-/Aa3	AAA/Aaa
institutions
MBS /ABS	No maturity limit, but repayment projections mandatory

The Bank also invests in mortgage-backed and asset-backed securities with a minimum rating of AAA/Aaa; money market mutual funds with a minimum rating of AA-/Aa3; and enters into collateralized securities repurchase agreements.

As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A- for counterparties with whom the Bank has entered into a collateral exchange agreement. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to these minimum rating requirements, the Bank operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 8% of the Bank’s total risk capital for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral.

As shown in the following table, the estimated potential counterparty credit exposure of the investment and derivative portfolios continues to be predominantly AA or higher rated.

Credit Risk Profile of the Investment and Derivative Portfolios
	AAA	AA	A
2007	43%	54%	3%
2006	56%	39%	5%
2005	56%	36%	8%
2004	62%	36%	2%
2003	67%	27%	6%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of 2007, the Bank’s counterparty credit portfolio including all investments and derivative instruments required as risk capital just over 2.0% of the Bank’s total on balance sheet risk capital sources. This is a minor change from 2.2% in 2006.

Liquidity Risk
Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike an optimal balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio is invested in relatively liquid securities that can be readily sold if required. In addition to the core portfolio, the Bank maintains a second tranche of liquidity that is always invested in the most highly liquid securities to cover its expected operational cash flow needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities designated as “held-to-maturity” investments (HTM). Only HTM investments with a remaining maturity of one year or less are considered as liquid investments in the determination of the Bank’s minimum liquidity requirements.

The contractual maturities of financial liabilities and future interest payments at December 31, 2007 and 2006 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2007

(UA thousands)
				More than	More than	More than	More than
				1 year but	2 years but	3 years but	4 years but
	Carrying	Contractual	1 year or	less than	less than	less than	less than	More than
	Amount	Cash Flows	less	2 years	3 years	4 years	5 years	5 years
Liabilities
Accounts payable	(584,339)	(584,339)	(584,339)	-	-	-	-	-
Net derivative liabilities	(172,458)	(651,235)	(42,078)	(49,125)	(46,498)	18,772	(1,633)	(530,673)
Borrowings	(6,198,873)	(7,906,030)	(1,793,169)	(1,167,663)	(1,248,284)	(305,462)	(491,894)	(2,899,558)
Total	(6,955,670)	(9,141,604)	(2,419,586)	(1,216,788)	(1,294,782)	(286,690)	(493,527)	(3,430,231)

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2006

(UA thousands)
				More than	More than	More than	More than
				1 year but	2 years but	3 years but	4 years but
	Carrying	Contractual	1 year or	less than	less than	less than	less than	More than
	Amount	Cash Flows	less	2 years	3 years	4 years	5 years	5 years
Liabilities
Accounts payable	(648,960)	(648,960)	(648,960)	-	-	-	-	-
Net derivative liabilities	(202,531)	(631,207)	(61,922)	3,819	(13,036)	(43,762)	(2,765)	(513,541)
Borrowings	(5,870,469)	(7,720,550)	(817,563)	(1,312,966)	(1,125,147)	(1,005,305)	(276,143)	(3,183,426)
Total	(6,721,960)	(9,000,717)	(1,528,445)	(1,309,147)	(1,138,183)	(1,049,067)	(278,908)	(3,696,967)

Currency Risk
Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk bearing capacity, the Bank’s principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In line with this policy, throughout 2007 the Bank’s currency alignment was adjusted within a tight band of the risk-neutral position in each of the currencies making up the SDR composition. In keeping with the Bank’s currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a revision to the SDR currency composition. As result of these policies and practices, despite sharp movements in the values of the major currencies during the year, the Bank experienced translation adjustments of less than 0.20% of net assets (2006: gain less than 0.10%).

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar. For 2007, the Bank’s strategy of purchasing currencies in the forward market to cover the estimated currency composition of expenses mitigated the unfavorable impact of those currencies movements during the year.

Net currency position at December 31, 2007 and 2006 was as follows:

Net Currency Position at December 31, 2007

(UA thousands)
		United
		States	Japanese	Pound			Units of
	Euro	Dollar	Yen	Sterling	Other	Sub-total	Account	Total

Assets
Cash	(2,162)	44,889	46,049	1,696	5,056	95,528	-	95,528
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – trading (net of repos) (a)	792,134	1,614,782	64,142	20,264	175,421	2,666,743	-	2,666,743
Investments – held-to-maturity	724,683	1,188,074	223,793	506,996	-	2,643,546	-	2,643,546
Non-negotiable instruments on account of capital	526	11,536	-	-	-	12,062	3,323	15,385
Accounts receivable	172,603	266,626	57,593	18,772	60,793	576,387	19,488	595,875
Loans	2,686,522	1,757,906	525,955	2,864	370,826	5,344,073	-	5,344,073
Equity participations	2,033	58,960	-	-	64,419	125,412	63,836	189,248
Other debt securities	-	-	-	-	94,622	94,622	-	94,622
Other assets	1,492	186	-	659	1,051	3,388	11,641	15,029
	4,377,831	4,942,959	917,532	551,251	775,989	11,565,562	98,288	11,663,850
Liabilities
Accounts payable	(136,858)	(296,168)	(3,682)	(7,904)	(74,714)	(519,326)	(65,013)	(584,339)
Borrowings	-	(2,671,338)	(1,532,246)	(63,389)	(1,811,940)	(6,078,913)	(119,960)	(6,198,873)
	(136,858)	(2,967,506)	(1,535,928)	(71,293)	(1,886,654)	(6,598,239)	(184,973)	(6,783,212)

Currency swaps on borrowings and related derivatives (b)	(2,534,775)	(111,400)	1,096,639	38,033	1,232,216	(279,287)	106,829	(172,458)

Currency position of equity as at
December 31, 2007	1,706,198	1,864,053	478,243	517,991	121,551	4,688,036	20,144	4,708,180

% of sub-total	36.40	39.76	10.20	11.05	2.59	100.00	-	100.00

SDR composition as at December 31, 2007	38.25	40.05	10.24	11.46	-	100.00	-	100.00

(a) Investments held for trading comprise:
Investments held for trading, net of repos		2,659,994
Derivative assets		8,997
Derivative liabilities		(2,248)
Amount per statement of net currency position		2,666,743

(b) Currency swaps on borrowings comprise:
Derivative assets		416,341
Derivative liabilities		(588,799)
Net swaps on borrowings per statement of net currency position		(172,458)

Net Currency Position at December 31, 2006

(UA thousands)
		United
		States	Japanese	Pound			Units of
	Euro	Dollar	Yen	Sterling	Other	Sub-total	Account	Total

Assets
Cash	13,892	55,659	58,319	1,475	(16)	129,329	-	129,329
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments - trading (net of repos) (a)	825,376	1,538,925	50,661	10,206	142,789	2,567,957	-	2,567,957
Investments - held-to-maturity	707,189	1,159,385	216,105	558,796	-	2,641,475	-	2,641,475
Non-negotiable instruments on account of capital	990	15,607	-	-	-	16,597	3,786	20,383
Accounts receivable	135,660	214,359	73,400	123,386	41,849	588,654	12,318	600,972
Loans	2,453,622	1,628,117	610,555	2,994	381,483	5,076,771	-	5,076,771
Equity participations	2,269	37,637	-	-	7,766	47,672	71,447	119,119
	1,448	186	-	474	(1,394)	714	14,240	14,954
	4,140,446	4,649,875	1,009,040	697,331	576,278	11,072,970	101,791	11,174,761
Liabilities
Accounts payable	(152,113)	(194,261)	(43,633)	(125,056)	(51,573)	(566,636)	(82,324)	(648,960)
Borrowings	(66,730)	(2,832,915)	(1,741,848)	(65,242)	(1,089,090)	(5,795,825)	(74,644)	(5,870,469)
	(218,843)	(3,027,176)	(1,785,481)	(190,298)	(1,140,663)	(6,362,461)	(156,968)	(6,519,429)

Currency swaps on borrowings and related derivatives (b)	(2,420,203)	313,666	1,224,654	39,145	634,707	(208,031)	5,500	(202,531)

Currency position of equity as at
December 31, 2006	1,501,400	1,936,365	448,213	546,178	70,322	4,502,478	(49,677)	4,452,801

% of sub-total	33.35	43.01	9.95	12.13	1.56	100.00	-	100.00

SDR composition as at December 31, 2006	35.90	42.02	10.29	11.79	-	100.00	-	100.00

(a) Investments held for trading comprise:
Investments held for trading, net of repos		2,574,053
Derivative assets		1,278
Derivative liabilities		(7,374)
Amount per statement of net currency position		2,567,957

(b) Currency swaps on borrowings comprise:
Derivative assets		272,032
Derivative liabilities		(474,563)
Net swaps on borrowings per statement of net currency position		(202,531)

Currency Risk Sensitivity Analysis
As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is reviewed by the International Monetary Fund every five years and the last revision became effective on January 1, 2006. The SDR rate represents the sum of the interest rate of each currency that is determined based on the weight and the representative exchange rate and interest rate of each currency.

The following tables illustrate the sensitivity of the Bank’s net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of December 31, 2007 and 2006, respectively. The sensitivity analysis shown assumes a separate 10% appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings from 2006 to 2007, the 2007 table also includes the effect of a 10% appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank’s Net Assets to Currency Fluctuations at December 31, 2007

(Amounts in UA millions)
								Basis Point
							Change in Net	Change
					Other		Assets	of Total Net
	US Dollar	Euro	Japanese Yen	Pound Sterling	Currencies	Net Assets	Gain/(Loss)	Assets
Net assets resulting from a 10%
appreciation against the USD
EUR	1,811.72	1,864.67	462.90	501.16	66.54	4,706.99	(1.19)	3bps
GBP	1,859.60	1,739.95	475.13	565.85	66.54	4,707.07	(1.11)	2bps
JPY	1,861.56	1,741.79	523.20	514.95	66.54	4,708.04	(0.14)	*
Net assets resulting from 10%
appreciation of each African currency
against the SDR	1,880.89	1,759.88	480.57	520.30	73.20	4,714.84	6.66	14bps
Net assets resulting from a 10%
depreciation against the USD
EUR	1,948.51	1,657.41	497.85	539.00	66.54	4,709.31	1.13	2bps
GBP	1,900.66	1,778.37	485.63	477.97	66.54	4,709.17	0.99	2bps
JPY	1,898.81	1,776.64	441.05	525.25	66.54	4,708.29	0.11	*
Net assets resulting from 10%
depreciation of each African currency
against the SDR	1,880.89	1,759.88	480.57	520.30	60.49	4,702.13	(6.05)	13bps
Assumptions:
Base net assets	1,880.88	1,759.88	480.58	520.30	66.54	4,708.18	-	-
Currency weight	0.6320	0.4100	18.4000	0.0903	-	-	-	-
Base exchange rate	1.5803	1.0735	179.9472	0.7889	-	-	-	-

* Less than 1 basis point.

Sensitivity of the Bank’s Net Assets to Currency Fluctuations at December 31, 2006

(Amounts in UA millions)
								Basis Point
							Change in Net	Change
					Other		Assets	of Total Net
	US Dollar	Euro	Japanese Yen	Pound Sterling	Currencies	Net Assets	Gain/(Loss)	Assets
Net assets resulting from a 10%
appreciation against the USD
EUR	1,858.00	1,632.94	427.65	521.45	6.78	4,446.82	(5.98)	1bp
GBP	1,902.44	1,520.00	437.88	587.32	6.78	4,454.42	1.62	*
JPY	1,905.24	1,522.23	482.38	534.71	6.78	4,451.34	(1.46)	*
Net assets resulting from a 10%
depreciation against the USD
EUR	1,989.86	1,445.31	458.00	558.46	6.78	4,458.41	5.61	1bp
GBP	1,945.62	1,554.48	447.82	496.40	6.78	4,451.10	(1.70)	*
JPY	1,942.97	1,552.37	406.55	545.29	6.78	4,453.96	1.16	*
Assumptions:
Base net assets	1,924.86	1,537.90	443.04	540.21	6.78	4,452.80	-	-
Currency weight	0.6320	0.4100	18.4000	0.0903	-	-	-	-
Base exchange rate	1.5040	1.1403	179.0799	0.7686	-	-	-	-

• Less than 1 basis point.

Interest Rate Risk

The Bank’s interest rate risk sensitivity is comprised of two elements: 1) the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and 2) the sensitivity of the income on assets funded by equity resources to changes in interest rates. The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest rate risk position as at December 31, 2007 and 2006 was as follows:

Interest Rate Risk Position as at December 31, 2007
(UA thousands)
			More than	More than	More than
		More than	2 years	3 years	4 years		Non
		1 year but	but less	but less	but less	More	interest
	1 year or	less than	than 3	than 4	than 5	than 5	bearing
	less	2 years	years	years	years	years	funds	Total

Assets
Cash	95,528	-	-	-	-	-	-	95,528
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury Investments (a)	2,940,551	378,568	357,080	454,262	305,483	891,882	(17,537)	5,310,289
Non-negotiable instruments on account of capital	3,655	3,616	3,694	1,575	1,046	1,799	-	15,385
Accounts receivable	764,575	-	-	-	-	-	(168,700)	595,875
Loans - disbursed and outstanding	2,979,075	216,388	146,020	222,674	147,551	1,828,381	-	5,540,089
Accumulated provision for loan impairment	-	-	-	-	-	-	(196,016)	(196,016)
Equity participations	-	-	-	-	-	-	189,248	189,248
Other debt securities	-	-	-	-	-	92,924	1,698	94,622
Other assets	-	-	-	-	-	-	15,029	15,029
	6,787,185	598,572	506,794	678,511	454,080	2,814,986	(176,278)	11,663,850
Liabilities
Accounts payable	(584,339)	-	-	-	-	-	-	(584,339)
Borrowings (b)	(5,399,080)	(60,675)	(236)	(69,285)	(236)	(831,390)	(10,429)	(6,371,331)
Macro hedge swaps	(389,812)	42,398	-	-	-	347,414	-	-
	(6,373,231)	(18,277)	(236)	(69,285)	(236)	(483,976)	(10,429)	(6,955,670)
Interest rate risk position as at
December 31, 2007*	413,954	580,295	506,558	609,226	453,844	2,331,010	(186,707)	4,708,180

* Interest rate risk position represents equity.

(a) Treasury investments is made up as follows:
Treasury investments	5,303,540
Derivative assets - investments	8,997
Derivative liabilities - investments	(2,248)
Amount per statement of interest rate risk	5,310,289

(b) Borrowings is made up as follows:
Borrowings	6,198,873
Derivative assets - borrowings	(416,341)
Derivative liabilities - borrowings	588,799
Net borrowings per statement of interest rate risk	6,371,331

Interest Rate Risk Position as at December 31, 2006
(UA thousands)
			More than	More than	More
		More than	2 years	3 years	than 4		Not
		1 year but	but less	but less	years but		interest
	1 year or	less than	than 3	than 4	less than	More than	bearing
	less	2 years	years	years	5 years	5 years	funds	Total

Assets
Cash	129,329	-	-	-	-	-	-	129,329
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments (a)	2,879,721	237,347	337,710	381,255	378,585	1,012,782	(17,968)	5,209,432
Non negotiable instruments on account of capital	4,637	3,971	3,760	3,842	1,616	2,557	-	20,383
Accounts receivable	823,560	-	-	-	-	-	(222,588)	600,972
Loans - disbursed and outstanding	2,271,415	286,961	239,624	211,502	200,596	2,080,853	-	5,290,951
Accumulated provision for loan impairment	-	-	-	-	-	-	(214,180)	(214,180)
Equity participations	-	-	-	-	-	-	119,119	119,119
Other assets	-	-	-	-	-	-	14,954	14,954
	6,112,463	528,279	581,094	596,599	580,797	3,096,192	(320,663)	11,174,761
Liabilities
Accounts payable	(648,960)	-	-	-	-	-	-	(648,960)
Borrowings (b)	(4,612,678)	(326,422)	(57,022)	(8,605)	(56,985)	(1,077,633)	66,345	(6,073,000)
Macro hedge swaps	(290,482)	31,242	-	-	259,240	-	-	-
	(5,552,120)	(295,180)	(57,022)	(8,605)	202,255	(1,077,633)	66,345	(6,721,960)
Interest rate risk position as at
December 31, 2006*	560,343	233,099	524,072	587,994	783,052	2,018,559	(254,318)	4,452,801

* Interest rate risk position represents equity.
(a) Treasury investments comprise:
Treasury investments	6,093,361
Derivative assets - investments	1,278
Derivative liabilities - investments	(7,374)
Securities sold under agreements to repurchase	(877,833)
Amount per statement of net currency position	5,209,432

(b) Borrowings comprise:	5,870,469
Derivative assets - borrowings	(272,032)
Derivative liabilities - borrowings	474,563
Net borrowings per statement of interest rate risk	6,073,000

Interest Rate Risk on Assets Funded by Debt
Over half of the Bank’s interest rate sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering ”variable rate loans”. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank’s borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank’s pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market based loans). For the market based loan products, the Bank’s net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank’s liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings floating rate in one of the Bank’s active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25% of the outstanding debt portfolio.

Interest Rate Risk on Assets Funded by Equity
The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank’s assets with equity resources. Changes in market interest rates in the currencies of the Bank’s equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term, reduce the nominal earnings on the Bank’s equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank’s equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank’s repricing profile benchmark is a 10 year ladder whereby a uniform 10% of the Bank’s assets funded by equity reprice in each year. Using this benchmark, the Bank’s net interest margin on assets funded by equity tends to track a ten year moving average of 10 year maturity SDR interest rates. At the end of 2007 and 2006, the Bank’s overall repricing profile was closely aligned to the benchmark in almost all annual buckets. For net assets repricing within one year, the Bank had a manageable gap relative to the benchmark.

Interest Rate Risk Sensitivity Analysis
Net Interest Margin Sensitivity
The table below details the repricing gap by currency as of December 31, 2007 and 2006, respectively. A parallel upward shift in the SDR curve of 100 bps would have generated a maximum loss of UA 8.0 million and UA 4.8 million as of December 31, 2007 and 2006, respectively.

(UA millions)	2007	2006
USD	304	209
EUR	379	156
GBP	78	70
JPY	52	44
Total repricing gap	813	479

Loss due to a 100bps upwards shift in the SDR curve	8.00	4.80

Fair Value Sensitivity
Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/- 100bps of each of the currencies in the trading investment portfolio and the borrowings and derivative portfolios as of December 31, 2007 and 2006, respectively. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 20 bps.

(UA thousands)
	Upward Parallel Shift		Downward Parallel Shift
	2007	2006	2007	2006
	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)
Held-for-trading investments	(9,982)	(25,723)	11,478	27,543
Fair valued borrowings and derivative portfolios	65,809	60,458	(74,278)	(75,160)

Prepayment Risk
In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997. Although the Bank is unable to charge a prepayment penalty on such older loans, in practice the level of prepayments has generally been within acceptable levels. In 2003 and 2004, however, driven by low market interest rates, contracting credit spreads for emerging market borrowers and enhanced debt management by several sovereign borrowers, total loan prepayments increased sharply to UA 471 million and UA 542 million, respectively. In 2005, prepayments of pre-1997 loans declined sharply to UA 70 million, due in large part to increased market interest rates. For all market based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. In 2006, total prepayments of UA 298 million included an amount of UA 192 million in respect of market based floating rate loans, while in 2007, total prepayment amounted to UA 199 million, of which 98% related to market based loans.

Operational Risk
The Bank defines operational risks to include all aspects of risk-related exposure other than those falling within the scope of credit, market and liquidity risks including specifically the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and reputational risk.

Like all financial institutions, the Bank is also exposed to controls and operational risks arising from its systems, functions and interdependencies among its departments, which could impact broadly its activities with a possible consequence of operational losses. There are also many interdependencies among risk factors that may result in an operational risk loss.

In the past, the Bank Group has relied almost exclusively upon internal controls within departments, although not necessarily identified as managing operational risk, for its internal controls and operational risk management. The evolving best practice is for specific structures and methods to be dedicated for managing and coordinating operational risks. Following approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to develop assessments and measure areas of operational risk in the Bank in line with the evolving best practices. The Bank also adopted and commenced in 2005, the implementation of the COSO control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations.

The implementation of Operational Risk Management is being done in phases: the first phase focused on the documentation and testing of controls around financial reporting. Management attestation on the adequacy of internal controls was published in the annual reports for the first time in 2006. Phase two of the implementation commenced in 2007 and is extending the COSO framework to other areas of operational risk management.

There are other initiatives or activities in the other areas of the Bank Group that are complementing the work on operational risk management and controls including:

  Review of Code of Conduct and Staff Rules
  Fraud and Investigation Unit
  Whistleblower Protection Policy
  Document Retention Policy
  Business Continuity Planning and Preparedness

Effects of Recent Developments in the Financial Markets
As a result of its prudent risk management policies and practices, the impact on the Bank of the recent turbulence in the world financial markets related in large part to losses on sub-prime mortgage loans and related derivatives have been insignificant. With regard to the funding activities, there has been no adverse effect on the Bank’s ability to borrow at very attractive rates, consistent with the Bank’s solid financial position as evidenced by the continued uniform top rating by all the major rating agencies. Consequently, the Bank continues to be well placed to play its intermediation role in support of the development financing needs of its member countries. With regard to investing activities, the Bank’s investment guidelines and practices have helped to ensure a very limited exposure to financial instruments backed by sub-prime mortgages and other risky asset classes. At December 31, 2007, the Bank held an asset-backed commercial paper issued by a SIV lite with exposure to sub prime mortgages. This investment amounted to USD 50 million or UA 31.64 million, representing 0.26% of the Bank’s total assets or 0.67% of total equity. The estimated loss to the Bank on such asset-backed commercial paper has been provided for in these financial statements.

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the Bank’s classification of each class of financial assets and liabilities, and their respective fair values:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)
	Financial Assets and					Financial
	Liabilities through Profit					Assets and
	or Loss		Held to	Available-	Loans and	Liabilities at	Total
December 31, 2007	Held-for-	Designated	Maturity	for-Sale	Receivables	Amortized	Carrying	Fair Value
	Trading	at Fair				Cost	Amount
		Value
Cash	-	-	-	-	-	95,528	95,528	95,528
Demand obligations	-	-	-	-	-	3,801	3,801	3,801
Treasury investments	2,659,994	-	2,643,546	-	-	-	5,303,540	5,296,591
Derivative assets	425,338	-	-	-	-	-	425,338	425,338
Non-negotiable instruments on account of capital	-	-	-	-	-	15,385	15,385	15,385
Accounts receivable	-	-	-	-	595,875	-	595,875	595,875
Loans	-	-	-	-	5,344,073	-	5,344,073	5,637,708
Equity participations	-	-	-	189,248	-	-	189,248	189,248
Other debt securities	-	-	-	94,622	-	-	94,622	94,622
Total financial assets	3,085,332	-	2,643,546	283,870	5,939,948	114,714	12,067,410	12,354,096

Accounts payable	-	-	-	-	-	584,339	584,339	584,339
Securities sold under agreements to repurchase
and payable for cash collateral received	-	-	-	-	-	-	-	-
Derivative liabilities	591,047	-	-	-	-	-	591,047	591,047
Borrowings	-	5,226,279	-	-	-	972,594	6,198,874	6,396,478
Total financial liabilities	591,047	5,226,279	-	-	-	1,556,933	7,374,259	7,571,864

(UA thousands)
	Financial Assets and					Financial
	Liabilities through Profit					Assets and
	or Loss		Held to	Available-	Loans and	Liabilities at	Total
December 31, 2006	Held- for-	Designated	Maturity	for-Sale	Receivables	Amortized	Carrying	Fair Value
	Trading	at Fair				Cost	Amount
		Value
Cash	-	-	-	-	-	129,329	129,329	129,329
Demand obligations	-	-	-	-	-	3,801	3,801	3,801
Treasury investments	3,451,886	-	2,641,475	-	-	-	6,093,361	6,085,626
Derivative assets	273,310	-	-	-	-	-	273,310	273,310
Non-negotiable instruments on account of capital	-	-	-	-	-	20,383	20,383	20,383
Accounts receivable	-	-	-	-	600,972	-	600,972	600,972
Loans	-	-	-	-	5,076,771	-	5,076,771	5,354,861
Equity participations	-	-	-	119,119	-	-	119,119	119,119
Other debt securities	-	-	-	-	-	-	-	-
Total financial assets	3,725,196	-	2,641,475	119,119	5,677,743	153,513	12,317,046	12,587,401

Accounts payable	-	-	-	-	-	648,960	648,960	648,960
Securities sold under agreements to repurchase
and payable for cash collateral received	877,833	-	-	-	-	-	877,833	877,833
Derivative liabilities	481,937	-	-	-	-	-	481,937	481,937
Borrowings	-	4,823,648	-	-	-	1,046,821	5,870,469	6,058,453
Total financial liabilities	1,359,770	4,823,648	-	-	-	1,695,781	7,879,199	8,067,183

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross- currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum credit rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed 1 year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Cross-currency and interest rate swaps including asset swap transactions are only permitted with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank’s Asset and Liability Management Guidelines. At December 31, 2007, investments under external management were UA 154.85 million (2006: UA 120.39 million). These amounts were included in the held for trading portfolio below.

At December 31, 2007, the Bank had no securities sold under repurchase agreements (Repos). At December 31, 2006, Repos with a nominal value of UA 877.83 million and a market value including accrued interest of UA 879.41 million were outstanding on the balance sheet date. Securities pledged as collateral outstanding at December 31, 2006 had a carrying value of UA 757.49 million. The nominal value of securities sold under repurchase agreements, but not yet settled and therefore not requiring collateral to be pledged at December 31, 2006 was UA 117.64 million. These securities included held-for-trading and held-to-maturity instruments and were reported in their respective captions below.

The composition of treasury investments as at December 31, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Held for trading	2,659,994	3,451,886
Held to maturity	2,643,546	2,641,475
Total	5,303,540	6,093,361

Held-for-Trading Investments
A summary of the Bank’s held-for-trading investments at December 31, 2007 and 2006 follows:

(UA millions)
	US Dollar		Euro		GBP		Other Currencies		All Currencies
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Time deposits	444.23	535.08	246.69	43.62	20.26	464.70	215.22	168.58	926.40	1,211.98
Asset-backed securities	158.17	509.56	134.35	355.32	-	-	-	-	292.52	864.88
Government and agency obligations	41.24	-	-	17.99	-	-	-	9.04	41.24	27.03
Corporate bonds and commercial paper	964.24	784.16	411.22	519.21	-	-	24.37	44.63	1,399.83	1,348.00
Total held-for-trading investments	1,607.88	1,828.80	792.26	936.14	20.26	464.70	239.59	222.25	2,659.99	3,451.89

Repos	-	(284.48)	-	(110.06)	-	(454.48)	-	(28.81)	-	(877.83)

The nominal balance of the Bank’s held-for-trading investments as at December 31, 2007 was UA 2,650.03 million (2006: UA 3,449.01 million). The average yield of held-for-trading investments in 2007 was 4.54% (2006: 4.28%).

The contractual maturity structure of held-for-trading investments as at December 31, 2007 and 2006 was as follows:

(UA millions)	2007	2006
One year or less	1,260.08	1,588.07
More than one year but less than two years	576.19	272.92
More than two years but less than three years	349.37	584.19
More than three years but less than four years	106.07	331.13
More than four years but less than five years	16.59	66.36
More than five years	351.69	609.22
Total	2,659.99	3,451.89

The maturity structure of repos as at December 31, 2007 and 2006 was as follows:

(UA millions)	2007	2006
One year or less	-	(877.83)

Held-to-Maturity Investments

A summary of the Bank’s held-to-maturity investments at December 31, 2007 and 2006 follows:

(UA millions)
	US Dollar		Euro		GBP		Other Currencies		All Currencies
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Time deposits	3.71	14.74	-	-	-	65.33	20.41	-	24.12	80.07
Asset-backed securities	181.11	156.67	31.91	10.34	-	-	-	-	213.02	167.01
Government and agency obligations	329.85	484.56	120.28	188.33	82.09	225.24	96.96	126.29	629.18	1,024.42
Corporate bonds and others	673.41	503.41	572.49	508.52	424.91	268.23	106.42	89.82	1,777.23	1,369.98
Total held-to-maturity investments	1,188.08	1,159.38	724.68	707.19	507.00	558.80	223.79	216.11	2,643.55	2,641.48

The nominal balance of the Bank’s held-to-maturity investments as at December 31, 2007, was UA 2,661.08 million (2006: UA 2,639.68 million). The average yield of held-to-maturity investments in 2007 was 4.21% (2006: 4.16%).

The contractual maturity structure of held-to-maturity investments as at December 31, 2007 and 2006 was as follows:

(UA millions)	2007	2006
One year or less	274.05	313.15
More than one year but less than two years	380.01	238.22
More than two years but less than three years	363.48	340.64
More than three years but less than four years	458.56	368.94
More than four years but less than five years	303.80	380.37
More than five years	863.65	1,000.16
Total	2,643.55	2,641.48

The fair value of held-to-maturity investments at December 31, 2007 was UA 2,636.60 million (2006: UA 2,633.74 million).

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at December 31, 2007 and 2006 were as follows:

	2007		2006
(UA thousands)	Assets	Liabilities	Assets	Liabilities
Borrowings-related:
Cross-currency swaps	318,039	560,594	198,550	394,460
Interest rate swaps	74,365	16,697	49,960	54,080
Loan swaps	23,635	10,546	23,203	24,834
Embedded derivatives	302	962	319	1,189
	416,341	588,799	272,032	474,563
Investments-related:
Asset swaps	42	2,233	1,071	775
Macro hedge swaps	8,955	15	207	6,599
	8,997	2,248	1,278	7,374
Total	425,338	591,047	273,310	481,937

The notional amounts of derivative financial assets and financial liabilities at December 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Borrowings-related:
Cross-currency swaps	4,403,494	4,139,026
Interest rate swaps	3,542,754	3,772,252
Loan swaps	952,633	880,152
Embedded derivatives	18,339	18,441
	8,917,220	8,809,871
Investments-related:
Asset swaps	108,456	126,176
Macro hedge swaps	228,911	289,817
	337,367	415,993
Total	9,254,587	9,225,864

Loan Swaps
The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Administrative Expenses Hedge
To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at December 31, 2007 and 2006, there were no open positions with respect to the forward exchange transactions.

NOTE H – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1)   Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2)   Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors’ Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1)

Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2)

Non-Regional members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At December 31, 2007 and 2006, the non-negotiable notes balances were as follows:

(UA thousands)	2007	2006
Balance at January 1	20,383	25,897
Net movement for the year	(4,998)	(5,514)
Balance at December 31	15,385	20,383

NOTE I – LOANS

The Bank’s loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank’s own cost of qualified borrowing plus 50 basis points, resulting in a pass through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR based single currency floating rate loans The floating base rate is determined for each currency and reset frequency is based on the Bank’s selected reference interest rate in each market .The Bank’s standard floating base rate is the six (6) month reference rate (USD LIBOR, JPY LIBOR, EURIBOR, and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower’s chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non-sovereign guaranteed loans, the lending margin is based on the Bank’s assessment of the risks inherent in each project.

At December 31, 2007 and 2006, outstanding loans were as follows:

(UA thousands)	2007	2006
Disbursed and outstanding loans	5,540,089	5,290,951
Less: accumulated provision for impairment	(196,016)	(214,180)
Balance at December 31	5,344,073	5,076,771

Fair Value of Loans
At December 31, 2007 and 2006, the carrying and estimated fair values of loans were as follows:

(UA thousands)	2007		2006
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Fixed rate loans	2,889,112	3,176,494	2,701,177	2,948,806
Floating rate loans	1,764,346	1,708,687	1,389,586	1,342,702
Variable rate loans	886,631	752,527	1,200,188	1,063,353
	5,540,089	5,637,708	5,290,951	5,354,861
Accumulated provision for impairment	(196,016)	-	(214,180)	-
Net loans	5,344,073	5,637,708	5,076,771	5,354,861

Maturity and Currency Composition of Outstanding Loans
The contractual maturity structure of loans as at December 31, 2007 and 2006 was as follows:

(UA millions)	2007				2006
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	392.92	171.89	360.98	925.79	929.31
More than one year but less than two years	180.83	157.86	139.71	478.40	502.71
More than two years but less than three years	171.59	163.38	134.32	469.29	474.86
More than three years but less than four years	171.75	143.92	116.05	431.72	448.34
More than four years but less than five years	181.59	147.55	63.74	392.88	415.63
More than five years	1,790.43	979.75	71.83	2,842.01	2,520.10
Total	2,889.11	1,764.35	886.63	5,540.09	5,290.95

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of loans as at December 31, 2007 and 2006 were as follows:

(Amounts in UA millions)			2007		2006
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	155.83		100.93
		Japanese Yen	381.32		143.72
		Pound Sterling	3.09		0.67
		Swiss Franc	156.38		36.17
		US Dollar	320.96		192.83
		Others	0.96		1.54
			1,018.54	18.38	475.86	8.99
	Single Currency	Euro	1,690.28		1,433.01
		Japanese Yen	12.67		311.34
		Pound Sterling	-		2.55
		South African Rand	69.30		54.35
		Swiss Franc	-		129.72
		US Dollar	98.32		294.00
		Others	-		0.33
			1,870.57	33.76	2,225.30	42.07
Floating Rate:	Single Currency	Euro	517.34		457.46
		Japanese Yen	12.27		11.26
		South African Rand	137.48		153.30
		US Dollar	1,097.26		767.57
			1,764.35	31.85	1,389.59	26.26
Variable Rate:	Multi-Currency	Euro	175.58		190.88
		Japanese Yen	33.99		42.22
		Swiss Franc	0.95		1.15
		US Dollar	158.17		181.88
		Others	0.18		0.24
			368.87	6.66	416.37	7.87
	Single Currency	Euro	214.67		336.53
		Japanese Yen	111.92		132.19
		Swiss Franc	16.22		17.16
		US Dollar	174.92		297.91
		Others	0.03		0.04
			517.76	9.35	783.83	14.81
Total			5,540.09	100.00	5,290.95	100.00

The weighted-average yield on outstanding loans for the year ended December 31, 2007 was 6.21% (2006: 6.20%).

A comparative summary of the currency composition of loans at December 31, 2007 and 2006 follows:

(Amounts in UA millions)	2007		2006
	Amount	%	Amount	%
Euro	2,753.69	49.70	2,518.81	47.61
Japanese Yen	552.17	9.97	640.72	12.11
Pound Sterling	3.09	0.06	3.22	0.06
South African Rand	206.78	3.73	207.65	3.92
Swiss Franc	173.55	3.13	184.20	3.48
US Dollar	1,849.64	33.39	1,734.19	32.78
Others	1.17	0.02	2.16	0.04
Total	5,540.09	100.00	5,290.95	100.00

Accrued Income and Charges Receivables on Loans
The accrued income and charges receivable on loans as at December 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Accrued income and charges receivable on loans	435,850	455,523
Less: accumulated provision for impairment	(168,701)	(222,588)
Balance at December 31	267,149	232,935

Provision for Impairment on Loan Principal and Charges Receivable
At December 31, 2007, loans with an aggregate principal balance of UA 603.44 million (2006: UA 670.11 million), of which UA 418.22 million (2006: UA 418.59 million) was overdue, were considered to be impaired. The gross amounts of loans and charges receivable that were impaired and the cumulative impairment on them at December 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Outstanding balance on impaired loans	603,437	670,111
Less: accumulated provision for impairment	(196,016)	(214,180)
Net balance on impaired loans	407,421	455,931

Charges receivable and accrued income on impaired loans	261,895	330,103
Less: accumulated provision for impairment	(168,701)	(222,588)
Net charges receivable and accrued income on impaired loans	93,194	107,515

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Balance at January 1	214,180	194,613
Provision for impairment on loan principal for the year	(17,453)	22,566
Translation effects	(711)	(2,999)
Balance at December 31	196,016	214,180

Provision for loan impairment included those relating to private sector loans. During the year ended December 31, 2007, a write-back of provision on private sector loans of UA 2.66 million (2006: charge of UA 0.13 million) were made. The accumulated provisions on private-sector loans at December 31, 2007 amounted to UA 12.13 million (2006: UA 15.40 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the years ended December 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Balance at January 1	222,588	197,764
Provision for impairment on loan interest and charges for the year	(52,503)	29,120
Translation effects	(1,384)	(4,296)
Balance at December 31	168,701	222,588

Guarantees
The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2007, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 1.27 million (2006: UA 8.09 million).

Also, the Bank may provide guarantees for securities issued by an entity eligible for the Bank’s loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At December 31, 2007 and 2006, the Bank had no outstanding guarantee to any entity.

NOTE J – EQUITY PARTICIPATIONS

Investment in Associate: ADF
The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 12 member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2007 amounted to UA 135.85 million (2006: UA 114.56 million), representing 73.06 percent (2006: 71.39 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At December 31, 2007, the Bank’s pro-rata or economic share in ADF was 0.86% (2006: 0.93%).

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative described in note V-2, the net asset value of ADF which is the basis for determining the value of the Banks investment in the Fund continue to decline resulting in impairment loss on the Bank’s investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and are therefore due for MDRI loan cancellation at the balance sheet date.

Other Equity Participations
The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Although the Bank is allowed to take equity positions of up to twenty five percent (25%) the Bank currently holds less than 20% of the total equity capital of each institution in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank’s paid up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

The Bank’s equity interests at the end of 2007 and 2006 are summarized below:

(Amounts in UA thousands)
	Year	%	Callable	Carrying Value
Institutions	Established	Shareholding	Capital	2007	2006
African Development Fund	1972	0.86	-	111,741	111,741
Accumulated share of loss & impairment on January 1				(48,743)	(14,377)
Share of profit for the year				479	379
Impairment for the year				360	(34,745)
				63,837	62,998
Regional Development Banks (Carried at Cost)
Afreximbank	1993	6.70	9,492	6,328	6,647
BDEAC	1975	3.19	2,556	1,704	1,601
BDEGL	1980	-	-	1,946	1,946
BOAD	1973	0.31	2,130	710	667
East African Development Bank	1967	11.30	-	4,272	5,000
PTA Bank	1985	5.76	8,606	4,303	5,000
			22,784	19,263	20,861
Other Development Institutions (Carried at Cost)
Africa - Re	1977	8.00	-	5,512	5,790
K-REP Bank Limited	1997	15.14	-	714	718
National Development Bank of Sierra Leone *		-	-	-	-
Shelter Afrique	1982	10.00	-	3,164	3,323
Zimbabwe Development Bank	1984	-	-	8	9
			-	9,398	9,840
Investment Funds (Carried at Fair value)**
Acacia Fund Limited	1996	10.40	-	733	808
Access Bank Tanzania Limited	2007	15.80	-	525	-
AIG Africa Infrastructure Fund	1999	12.27	462	11,140	14,405
EMP Africa Fund II LLC	2005	13.06	13,385	23,280	5,979
Indian Ocean Regional Fund Limited	1999	16.83	-	79	92
Pan African Infrastructure Development Fund	2007	8.00	31,170	5	-
South Africa Infrastructure Fund	1996	14.10	-	17,518	7,049
United Bank for Africa	1961	1.57	-	45,661	-
Zambia Venture Capital Fund	1996	16.11	-	144	592
			45,017	99,085	28,925
Total			67,801	191,583	122,624
Less: Accumulated provision for impairment			-	(2,335)	(3,505)
Net			67,801	189,248	119,119

*	Amounts fully disbursed, but the value is less than UA 100, at the applicable exchange rates.
**	The cost of equity investment carried at fair value at December 31, 2007 amounted to UA 74.16 million (2006: UA 29.37 million).

An analysis of the movement in accumulated provision for impairment on equity participations other than ADF was as follows:

(UA thousands)	2007	2006
Balance at January 1	3,505	3,496
Provision for the year	(417)	-
Translation adjustment	(753)	9
Balance at December 31	2,335	3,505

NOTE K – OTHER DEBT SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. Such investments are classified as available-for-sale.

The fair value of “Other debt securities” at December 31, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Investment in debt instruments issued in RMC	94,622	-

The nominal value of the securities outstanding as at December 31, 2007, was UA 92.92 million.

NOTE L – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)
						Intangible
		Property and Equipment				Assets	Grand Total
							Property,
			Furniture,	Equipment	Total		Equipment
		Building and	Fixtures &	& Motor	Property &	Computer	& Intangible
2007	Land	Improvements	Fittings	Vehicles	Equipment	Software	Assets
Cost:
Balance at January 1	141	22,779	7,256	38,575	68,751	17,982	86,733
Additions during the year	-	64	1,783	2,769	4,616	887	5,503
Disposals during the year	-	-	(41)	(1,822)	(1,863)	-	(1,863)
Balance at December 31	141	22,843	8,998	39,522	71,504	18,869	90,373

Accumulated Depreciation:
Balance at January 1	-	21,284	4,927	30,302	56,513	15,979	72,492
Depreciation during the year	-	102	1,187	2,887	4,176	1,199	5,375
Disposals during the year	-	-	(41)	(1,815)	(1,856)	-	(1,856)
Balance at December 31	-	21,386	6,073	31,374	58,833	17,178	76,011
Net Book Values: December 31, 2007	141	1,457	2,925	8,148	12,671	1,691	14,362

(UA thousands)
						Intangible
		Property and Equipment				Assets	Grand Total
							Property,
			Furniture,	Equipment	Total		Equipment
		Building and	Fixtures &	& Motor	Property &	Computer	& Intangible
2006	Land	Improvements	Fittings	Vehicles	Equipment	Software	Assets
Cost:
Balance at January 1	141	22,752	7,337	36,703	66,933	16,517	83,450
Additions during the year	-	27	656	1,990	2,673	1,465	4,138
Disposals during the year	-	-	(737)	(118)	(855)	-	(855)
Balance at December 31	141	22,779	7,256	38,575	68,751	17,982	86,733

Accumulated Depreciation:
Balance at January 1	-	21,182	4,678	26,579	52,439	14,660	67,099
Depreciation during the year	-	102	982	3,830	4,914	1,319	6,233
Disposals during the year	-	-	(733)	(107)	(840)	-	(840)
Balance at December 31	-	21,284	4,927	30,302	56,513	15,979	72,492
Net Book Values: December 31, 2006	141	1,495	2,329	8,273	12,238	2,003	14,241

Under the Headquarters’ Agreement with the host country, the Bank’s owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank elected to give up the use of the lands and buildings, the properties would have to be surrendered to the host country. At December 31, 2007, the book value of such assets is not significant.

NOTE M – BORROWINGS

It is the Bank’s policy to limit senior borrowing and guarantees chargeable to the Bank’s ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At December 31, 2007, total borrowings amounted to UA 6,198.87 million (2006: UA 5,870.47 million) comprising senior debt and subordinated debt amounting to UA 5,530.59 million (2006: UA 5,178.74 million) and UA 668.28 million (2006: UA 691.73 million), respectively. As of the same date, the ratio of senior debt to the non-borrowing members’ callable capital of UA 8,503.17 million (2006: UA 8,533.51 million) was 65.04 percent (2006: 60.69 per cent). Also at December 31, 2007, the ratio of total outstanding borrowings to the total callable capital of UA 19,341.63 million (2006: UA 19,436.76 million) was 32.05 percent (2006: 30.20 percent). At December 31, 2007, borrowings with embedded callable options amounted to UA 316.50 million (2006: UA 381.05 million). The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost savings opportunities and to lower its funding costs.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank’s borrowings portfolio at December 31, 2007 and 2006 was as follows:

Borrowings and Swaps at December 31, 2007:

(Amounts in UA millions)
			Direct Borrowings			Currency Swap Agreements(a)				Interest Rate Swaps
				Wgtd.	Wgtd.			Wgtd.		Notional		Wgtd.
			Carried at	Avg.	Average	Amount		Avg.	Average	Amount		Avg.	Average
		Carried at	Amortized	Cost(b)	Maturity	Payable/		Cost(b)	Maturity	Payable/		Cost(b)	Maturity
Currency	Rate Type	Fair Value	Cost	(%)	(Years)	(Receivable)		(%)	(Years)	(Receivable)		(%)	(Years)
Euro	Fixed	-	-	-	-	158.97		8.71	11.7	120.84		5.32	1.2
	Adjustable	-	-	-	-	2,524.86		4.50	4.1	-		-	-
		-	-	-	-	(149.05)		4.11	6.2	(120.84)		4.73	1.2
Sterling	Fixed	70.64	-	11.13	2.0	-		-	-	-		-	-
		-	-	-	-	-		-	-	(63.39)		11.13	2.0
	Adjustable	-	-	-	-	25.36		5.94	1.0	63.39		11.80	2.0
		-	-	-	-	(63.39)		11.80	2.0	-		-	-
Japanese	Fixed	642.63	277.86	2.94	6.5	-		-	-	222.29		4.64	0.3
Yen
		-	-	-	-	(254.57)		2.25	15.0	(658.85)		2.21	1.4
	Adjustable	563.06	18.34	3.58	6.0	-		-	-	720.53		0.86	1.7
		-	-	-	-	(841.88)		2.68	4.7	(283.97)		1.47	1.3
US Dollars	Fixed	2,186.44	575.86	4.59	4.8	-		-	-	-		-	-
		-	-	-	-	(284.77)		7.57	10.7	(2,032.91)		3.58	2.6
	Adjustable	18.97	-	5.75	0.1	1,559.99		4.94	4.9	1,945.32		5.25	2.4
		-	-	-	-	(1,171.60)		5.13	2.1	(18.98)		5.75	2.4
Others	Fixed	1,744.54	104.67	4.80	3.6	8.65		3.67	2.4	-		-	-
		-	-	-	-	(1,638.24)		2.78	2.8	(363.81)		5.12	2.2
	Adjustable	-	-	-	-	204.27		10.04	4.8	363.81		6.93	2.2
Total	Fixed	4,644.25	958.39	4.47	4.2	167.62		8.45	11.2	343.13		4.88	0.6
		-	-	-	-	(2,177.58)		3.34	5.2	(3,118.96)		3.62	2.3
	Adjustable	582.03	18.34	3.65	5.8	4,314.48		4.93	4.4	3,093.05		4.56	2.2
		-	-	-	-	(2,225.92)		4.33	3.3	(423.79)		2.59	1.3
Principal at face value		5,226.28	976.73	4.39	4.4	78.60		-	-	(106.57)		-	-
Net unamortized
premium/(discount)		-	(4.14)	-	-	201.51		-	-	105.75		-	-
		5,226.28	972.59	4.39	4.4	280.11		-	-	(0.82)		-	-
Fair valuation adjustment		-	-	-	-	(37.55	)(c)	-	-	(69.28	)(c)	-	-
Total		5,226.28	972.59	4.39	4.4	242.56		-	-	(70.10)		-	-

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2007 was UA 6,388.81 million and the estimated fair value was UA 6,396.48 million.

a.	Currency swap agreements include cross-currency interest rate swaps.

b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2007.

c.	These amounts are included in derivative assets and liabilities on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2006:

(Amounts in UA millions)
			Direct Borrowings			Currency Swap Agreements(a)				Interest Rate Swaps
				Wgtd.	Wgtd.			Wgtd.		Notional	Wgtd.
			Carried at	Avg.	Average	Amount		Avg.	Average	Amount	Avg.	Average
		Carried at	Amortized	Cost(b)	Maturity	Payable/		Cost(b)	Maturity	Payable/	Cost(b)	Maturity
Currency	Rate Type	Fair Value	Cost	(%)	(Years)	(Receivable)		(%)	(Years)	(Receivable)	(%)	(Years)
Euro	Fixed	-	-	-	-	149.39		8.71	12.9	205.13	5.16	1.4
	Adjustable	66.59	-	3.79	0.3	2,453.29		3.48	4.6	66.73	3.13	0.3
		-	-	-	-	(182.48)		3.09	5.7	(271.86)	3.36	1.1
Sterling	Fixed	75.41	-	11.13	3.1	-		-	-	-	-	-
		-	-	-	-	-		-	-	(65.24)	11.13	3.1
	Adjustable	-	-	-	-	26.10		4.68	2.6	65.24	10.48	3.1
		-	-	-	-	(65.24)		10.48	3.1	-	-	-
Japanese	Fixed	755.65	355.69	3.23	4.7	-		-	-	223.53	4.64	1.3
Yen		-	-	-	-	(289.47)		2.69	6.5	(718.41)	2.29	2.3
	Adjustable	601.10	18.44	4.08	6.5	86.55		0.35	0.8	780.44	0.38	2.6
		-	-	-	-	(1,021.49)		2.49	4.6	(285.56)	1.16	2.3
US Dollars	Fixed	2,226.72	604.89	4.77	7.7	-		-	-	-	-	-
		-	-	-	-	(299.12)		7.57	11.9	(2,135.40)	3.58	3.7
	Adjustable	39.67	6.65	5.21	0.3	1,254.24		5.23	4.1	2,069.99	5.45	3.4
		-	-	-	-	(1,273.79)		5.32	2.8	(46.53)	6.61	0.2
Others	Fixed	1,058.51	66.71	3.77	4.6	8.38		3.67	3.4	-	-	-
		-	-	-	-	(1,007.44)		3.80	5.2	(249.25)	3.47	2.0
	Adjustable	-	-	-	-	194.13		8.08	6.2	249.25	3.87	2.0
Total	Fixed	4,116.29	1,027.29	4.31	5.5	157.77		8.44	12.3	428.66	4.89	1.4
		-	-	-	-	(1,596.03)		4.31	6.7	(3,168.30)	3.43	3.2
	Adjustable	707.36	25.09	4.13	5.5	4,014.31		4.19	4.4	3,231.65	4.16	3.0
		-	-	-	-	(2,543.00)		4.16	3.7	(603.95)	2.57	1.6
Principal at face value		4,823.65	1,052.38	4.29	5.5	33.05		-	-	(111.94)	-	-

Net unamortized
premium/(discount)		-	(5.56)	-	-	175.82		-	-	111.10	-	-
		4,823.65	1,046.82	4.29	5.5	208.87		-	-	(0.84)	-	-
Fair valuation adjustment			-	-	-	(12.96	)(c)	-	-	7.46 (c)	-	-
Total		4,823.65	1,046.82	4.29	5.5	195.91		-	-	6.62	-	-

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2006 was UA 6,088.55 million and the estimated fair value was UA 6,058.45 million.

a.	Currency swap agreements include cross-currency interest rate swaps.

b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2006.

c.	These amounts are included in derivative assets and liabilities on the balance sheet.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2007 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	1,052.72	231.25	1,283.97
More than one year but less than two years	940.90	1.36	942.26
More than two years but less than three years	1,073.99	8.31	1,082.30
More than three years but less than four years	171.59	-	171.59
More than four years but less than five years	375.82	1.67	377.49
More than five years	1,368.67	-	1,368.67
Total	4,983.69	242.59	5,226.28

ii) Borrowings Carried at Amortized Cost

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	100.87	73.91	174.78
More than one year but less than two years	-	-	-
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	801.95	-	801.95
Sub total	902.82	73.91	976.73
Net unamortized premium and discount	(4.14)	-	(4.14)
Total	898.68	73.91	972.59

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2006 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	207.34	300.41	507.75
More than one year but less than two years	1,050.54	4.90	1,055.44
More than two years but less than three years	929.55	1.42	930.97
More than three years but less than four years	883.88	-	883.88
More than four years but less than five years	166.73	-	166.73
More than five years	1,278.88	-	1,278.88
Total	4,516.92	306.73	4,823.65

ii) Borrowings Carried at Amortized Cost

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	115.93	74.32	190.25
More than one year but less than two years	29.82	-	29.82
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	832.31	-	832.31
Sub-total	978.06	74.32	1,052.38
Net unamortized premium and discount	(5.56)	-	(5.56)
Total	972.50	74.32	1,046.82

The fair value of borrowings carried at fair value through profit or loss at December 31, 2007 was UA 5,226.28 million (2006: UA 4,823.65 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2007 was UA 5,106.32 million (2006: UA 4,748.81 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net gain of UA 21.24 million on fair valued borrowings and related derivatives for the year ended December 31, 2007 (2006: UA 10.67 million). This included a gain of UA 3.00 million which was attributable to changes in the Bank’s credit risk during the year ended December 31, 2007. Fair value changes attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank’s credit spread versus LIBOR both at the beginning and end of the relevant period.

For borrowings designated at fair value through profit or loss at December 31, 2007, the cumulative unrealized fair value losses to date were UA 119.96 million (2006: losses of UA 74.64 million).

NOTE N – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital
Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In
Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five General Capital Increases (GCI). The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid up and callable shares in proportion of six percent (6%) paid up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid up shares and 89.19 percent callable shares.

The Bank’s capital as at December 31, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Capital Authorized (in shares of UA 10 000 each)	21,870,000	21,870,000
Less: Unsubscribed	(176,839)	(75,463)
Subscribed Capital	21,693,161	21,794,537
Less: Callable Capital	(19,341,627)	(19,436,756)
Paid-up Capital	2,351,534	2,357,781
Shares to be issued upon payment of future installments	(12,960)	(51,879)
Add: Amounts paid in advance	118	328
	2,338,692	2,306,230
Less: Amounts in arrears	(2,235)	(3,168)
Capital at December 31	2,336,457	2,303,062

Included in the total unsubscribed shares of UA 176.84 million at December 31, 2007, was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable, and UA 5.99 million paid-up shares) were held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at December 31, 2007 were as follows:

(Amounts in UA thousands)
			% of				% of Total
		Total	Total	Amount	Callable	Number	Voting
	MEMBER STATES	Shares	Shares	Paid	Capital	of Votes	Power

1	ALGERIA	83,169	3.836	94,089	737,600	83,793	3.786
2	ANGOLA	25,405	1.172	28,837	225,212	26,030	1.176
3	BENIN	4,246	0.196	4,817	37,633	4,870	0.220
4	BOTSWANA	46,633	2.151	52,925	413,405	47,258	2.135
5	BURKINA FASO	9,307	0.429	10,920	82,155	9,932	0.449
6	BURUNDI	5,173	0.239	6,465	45,256	5,798	0.262
7	CAMEROON	22,588	1.042	25,439	200,371	23,143	1.046
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.104
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.076	2,052	14,360	2,266	0.102
11	COMOROS	483	0.022	588	4,250	1,093	0.049
12	CONGO	9,861	0.455	11,450	87,170	10,266	0.464
13	COTE D’IVOIRE	81,008	3.737	101,260	708,820	81,633	3.689
14	DEMOCRATIC REPUBLIC OF CONGO	22,740	1.049	28,426	198,975	23,365	1.056
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,829	5.158	126,920	991,370	112,454	5.081
17	EQUATORIAL GUINEA	3,491	0.161	3,930	30,615	3,807	0.172
18	ERITREA	2,003	0.092	2,506	17,522	2,628	0.119
19	ETHIOPIA	34,778	1.604	39,470	308,310	35,403	1.600
20	GABON	27,229	1.256	32,684	238,255	26,765	1.209
21	GAMBIA	3,341	0.154	3,891	29,523	3,966	0.179
22	GHANA	49,593	2.287	54,185	441,752	50,217	2.269
23	GUINEA	8,868	0.409	10,658	78,031	9,494	0.429
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,707	1.462	35,990	281,080	32,332	1.461
26	LESOTHO	3,324	0.153	3,773	29,470	3,949	0.178
27	LIBERIA	4,230	0.195	5,287	37,017	4,855	0.219
28	LIBYA	79,862	3.684	90,643	707,978	80,487	3.637
29	MADAGASCAR	14,162	0.653	16,070	125,550	14,787	0.668
30	MALAWI	6,472	0.299	8,090	56,630	7,097	0.321
31	MALI	9,535	0.440	10,937	84,411	10,161	0.459
32	MAURITANIA	3,543	0.163	4,015	31,000	3,838	0.173
33	MAURITIUS	14,094	0.650	16,000	124,940	14,719	0.665
34	MOROCCO	72,268	3.333	82,020	640,660	72,893	3.294
35	MOZAMBIQUE	13,767	0.635	15,636	122,038	14,391	0.650
36	NAMIBIA	7,397	0.341	8,400	65,570	8,022	0.362
37	NIGER	5,526	0.255	6,908	48,353	6,151	0.278
38	NIGERIA	193,131	8.908	221,382	1,709,933	193,756	8.755
39	RWANDA	2,965	0.137	3,333	26,310	3,527	0.159
40	SAO TOME & PRINCIPE	1,488	0.069	1,864	13,024	2,114	0.096
41	SENEGAL	22,344	1.031	25,318	198,132	22,459	1.015
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.084
43	SIERRA LEONE	5,298	0.244	6,623	46,362	5,923	0.268
44	SOMALIA	1,941	0.090	2,427	16,986	2,566	0.116
45	SOUTH AFRICA	98,808	4.558	78,930	909,160	99,433	4.493
46	SUDAN	8,830	0.407	11,036	77,257	9,455	0.427
47	SWAZILAND	7,241	0.334	8,134	64,280	7,715	0.349
48	TANZANIA	17,860	0.824	20,685	157,927	18,486	0.835
49	TOGO	3,451	0.158	4,314	30,201	4,077	0.184
50	TUNISIA	30,492	1.406	34,610	270,310	31,117	1.406
51	UGANDA	11,012	0.508	13,331	96,787	11,637	0.526
52	ZAMBIA	26,960	1.244	31,059	238,554	27,211	1.230
53	ZIMBABWE	45,028	2.077	54,094	396,188	45,653	2.063

Total Regionals		1,301,802	60.046	1,469,496	11,546,436	1,331,799	60.180

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)
			% of				% of Total
		Total	Total	Amount	Callable	Number	Voting
	MEMBER STATES	Shares	Shares	Paid	Capital	of Votes	Power

Total Regionals		1,301,802	60.046	1,469,496	11,546,436	1,331,799	60.180

54	ARGENTINA	5,846	0.270	6,108	52,364	6,472	0.292
55	AUSTRIA	9,707	0.448	9,720	87,350	10,332	0.467
56	BELGIUM	13,288	0.613	13,579	119,314	13,914	0.629
57	BRAZIL	9,674	0.446	9,700	87,036	10,299	0.465
58	CANADA	81,648	3.766	81,750	734,730	82,273	3.718
59	CHINA	24,300	1.121	24,330	218,670	24,925	1.126
60	DENMARK	25,168	1.161	25,200	226,480	25,793	1.166
61	FINLAND	10,627	0.490	10,640	95,630	11,252	0.508
62	FRANCE	81,648	3.766	81,750	734,730	82,273	3.718
63	GERMANY	89,631	4.134	89,740	806,570	90,256	4.078
64	INDIA	4,860	0.224	4,870	43,730	5,485	0.248
65	ITALY	52,644	2.428	52,710	473,730	53,269	2.407
66	JAPAN	119,400	5.507	119,550	1,074,450	120,025	5.424
67	KOREA	9,707	0.448	9,720	87,350	10,332	0.467
68	KUWAIT	9,707	0.448	9,720	87,350	10,332	0.467
69	NETHERLANDS	18,555	0.856	17,116	168,450	19,180	0.867
70	NORWAY	25,168	1.161	25,200	226,480	25,793	1.166
71	PORTUGAL	5,205	0.240	5,074	46,980	5,830	0.263
72	SAUDI ARABIA	4,212	0.194	4,220	37,900	4,837	0.219
73	SPAIN	23,034	1.062	21,870	208,470	23,659	1.069
74	SWEDEN	33,592	1.549	33,630	302,290	34,217	1.546
75	SWITZERLAND	31,882	1.471	31,920	286,900	32,507	1.469
76	UNITED KINGDOM	36,554	1.686	36,600	328,940	37,179	1.680
77	UNITED STATES OF AMERICA	140,154	6.465	142,245	1,259,298	140,779	6.361

Total Non Regionals		866,210	39.954	866,961	7,795,191	881,213	39.820

Grand Total		2,168,012	100.000	2,336,457	19,341,627	2,213,012	100.000

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)
Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2007 and 2006, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	2007	2006
Balance at January 1	155,742	151,759
Net conversion losses on subscriptions	4,333	3,983
Balance at December 31	160,075	155,742

Reserves
Reserves consist of retained earnings and fair value gains on available-for-sale investments.

Retained Earnings
Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net expenses recognized directly in equity. Retained earnings as at December 31, 2007 and 2006 were as follows:

(UA thousands)
Balance at January 1, 2006	2,257,678
Net income for the year	54,832
Net expenses recognized directly in equity	(7,165)
Balance at December 31, 2006	2,305,345

Net income for the current year	203,766
Net expenses recognized directly in equity	(10,823)
Balance at December 31, 2007	2,498,288

In May 2007, the Board of Governors of the Bank approved the transfer of UA 21.59 million and UA 119.90 million from the income earned for the year ended December 31, 2006 to surplus account and to certain entities for development purposes, respectively. In December 2007, the Board of Governors also approved the transfer of UA 9.49 million from the surplus account to an entity for development purposes. With effect from 2006, Board of Governors’ approved transfers to entities for development purposes are reported as expenses in the Income Statement in the year such transfers are approved.

Transfers to entities for development purposes in the years ended December 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Post Conflict Assistance - DRC	65,070	67,300
African Development Fund (ADF)	13,700	21,300
Heavily Indebted Poor Countries	21,640	10,600
Special Relief Fund	-	15,000
Post Conflict Countries Facility	-	25,000
Middle Income Country Technical Assistance Fund	10,000	-
Investment Climate Facility for Africa	9,492	-
Balance at December 31	119,902	139,200

Fair Value Gains on Available for-Sale Investments
At December 31, 2007 and 2006, the fair value gains on available-for sale investments were as follows:

(UA thousands)	2007	2006
Balance at January 1	136	8,710
Net gain/(loss) for the year	33,374	(8,574)
Balance at December 31	33,510	136

NOTE O – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans
Income from loans for the years ended December 31, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Interest income on loans not impaired	300,678	284,769
Interest income on impaired loans	36,511	38,687
Commitment charges	3,432	3,848
Statutory commission	1,324	1,723
Total	341,945	329,027

Income from Investments and Related Derivatives
Income from investments for the years ended December 31, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Interest income	238,951	214,989
Realized and unrealized fair value losses	(554)	(1,165)
Total	238,397	213,824

Total interest income on investment at amortized cost for the year ended December 31, 2007 was UA 123.51 million (2006: UA 106.22 million).

NOTE P – BORROWING EXPENSES

Interest and Amortized Issuance Costs
Interest and amortized issuance costs on borrowings for the years ended December 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Interest cost	264,690	242,477
Amortization of issuance costs	3,333	2,936
Total	268,023	245,413

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended December 31, 2007 was UA 65.13 million (2006: UA 76.38 million).

Net Interest on Borrowing-Related Derivatives
Net interest on borrowing-related derivatives for the years ended December 31, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Interest on derivatives payable	410,714	322,500
Interest on derivatives receivable	(348,008)	(287,363)
Total	62,706	35,137

Unrealized Gain on Fair-Valued Borrowings and Related Derivatives
Unrealized gain on fair-valued borrowings and related derivatives for the years ended December 31, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Fair-valued borrowings	(45,315)	48,799
Cross-currency swaps	10,628	(25,780)
Interest rate swaps	55,926	(12,347)
Total	21,239	10,672

Unrealized Gain on Derivatives on Non-Fair Valued Borrowings and Others
Unrealized net gain on derivative on non-fair valued borrowings and others for the years ended December 31, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Interest rate swaps	21,876	22,283
Cross-currency swaps	13,958	6,464
Macro hedge swaps	(1,269)	(8,061)
Embedded derivatives	209	381
Total	34,774	21,067

NOTE Q – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself.The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses comprised the following:

(UA thousands)	2007	2006
Personnel expenses	141,086	123,234
Other general expenses	39,567	31,106
Total	180,653	154,340

Reimbursable by ADF	(135,848)	(114,561)
Reimbursable by NTF	(2,587)	(2,920)
Net	42,218	36,859

Included in general administrative expenses is an amount of UA 4.65 million (2006: UA 3.91 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)	2007	2006
Within one year	3,945	3,941
In the second to fifth years inclusive	1,155	2,285
Total	5,100	6,226

Leases are generally negotiated for an average term of one (1) to three (3) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are no longer than the original term of the leases.

NOTE R – EMPLOYEE BENEFITS

Staff Retirement Plan
The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors’ Resolution 05 89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Also, new members from the local field offices of the Bank joined the Plan in 2007 and the associated past service cost of UA 1.07 million were reported in the 2007 financial statements. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP’s liabilities. At December 31, 2007, virtually all of the SRP’s investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World

Index as well as hedging the currency exposure of the SRP’s anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP’s anticipated future liabilities.

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependants.

In accordance with IAS 19, and based on actuarial valuations, the pension and post employment medical benefit expenses for 2007 and 2006 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

	Staff Retirement Plan		Medical Benefit Plan
(UA millions)	2007	2006	2007	2006
Current service cost – gross	17.57	16.56	4.03	3.87
Less: estimated employee contributions	(5.66)	(5.05)	(1.02)	(0.97)
Net current service cost	11.91	11.51	3.01	2.90
Interest cost	11.53	9.39	2.12	2.07
Expected return on plan assets	(12.65)	(10.44)	(0.40)	(0.27)
Past service cost	1.07	-	-	-
Expense for the year	11.86	10.46	4.73	4.70

At December 31, 2007, the Bank group’s liability to the SRP and the post-employment aspect of the MBP amounted to UA 7.37 million and UA 40.76 million respectively (2006: UA 34.40 million and UA 35.86 million respectively).

At December 31, 2007 and 2006 the determination of these liabilities, which are included in “Other accounts payable” on the Balance Sheet is set out below:

	Staff Retirement Plan		Medical Benefit Plan
(UA millions)	2007	2006	2007	2006
Fair value of plan assets:
Market value of plan assets at beginning of year	199.48	166.76	7.00	4.76
Actual return on assets	10.11	10.92	0.52	0.26
Employer’s contribution	47.44	23.14	2.06	1.99
Plan participants’ contribution	5.66	5.05	1.02	0.99
Benefits paid	(7.71)	(6.39)	(1.56)	(1.00)
Market value of plan assets at end of year	254.98	199.48	9.04	7.00
Present value of defined benefit obligation:
Benefit obligation at beginning of year	233.88	200.57	42.86	44.08
Current service cost	11.91	11.51	3.01	2.90
Employee contributions	5.66	5.05	1.02	0.99
Interest cost	11.53	9.39	2.12	2.07
Actuarial loss/(gain)	7.08	13.75	2.35	(6.18)
Benefits paid	(7.71)	(6.39)	(1.56)	(1.00)
Benefit obligation at end of year	262.35	233.88	49.80	42.86
Funded status:
Liability recognized on the balance sheet at December 31,
representing excess of benefit over plan asset	(7.37)	(34.40)	(40.76)	(35.86)

There were no unrecognized past service costs at December 31, 2007 and 2006. The cumulative amounts of actuarial gains and losses recognized in the statement of recognized income and expenses up to December 31, 2007 for the SRP and MBP were a net loss of UA 23.05 million and UA 1.32 million respectively (2006: SRP – UA 14.50 million; MBP – UA 3.55 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)	2007	2006	2005	2004	2003
Staff Retirement Plan
Fair value of Plan assets	254.98	199.48	166.76	140.89	119.81
Present value of defined benefit obligation	(262.35)	(233.88)	(200.57)	(177.83)	(156.74)
Plan deficit	(7.37)	(34.40)	(33.81)	(36.94)	(36.93)

Experience adjustments on plan assets	0.90	3.45	2.97	1.56	(1.26)
Experience adjustments on plan liabilities	(23.95)	(17.95)	(4.20)	(1.53)	(5.37)
Net	(23.05)	(14.50)	(1.23)	0.03	(6.63)

The funding status of the Medical Benefit Plan at the end of the last four fiscal years was as follows:

(UA millions)	2007	2006	2005	2004
Medical Benefit Plan
Fair value of plan assets	9.04	7.00	4.76	3.07
Present value of defined benefit obligation	(49.80)	(42.86)	(44.08)	(37.17)
Plan deficit	(40.76)	(35.86)	(39.32)	(34.10)

Experience adjustments on plan assets	(0.13)	(0.01)	(2.55)	(0.06)
Experience adjustments on plan liabilities	(1.19)	3.56	-	-
Net	(1.32)	3.55	(2.55)	(0.06)

Assumptions used in the latest available actuarial valuations at December 31, 2007 and 2006 were as follows:

	Staff Retirement Plan		Medical Benefit Plan
(Percentages)	2007	2006	2007	2006
Discount rate	5.625	5.000	5.625	5.000
Expected return on plan assets	6.000	6.000	4.250	5.000
Rate of salary increase	4.000	4.000	4.000	4.000
Future pension increase	2.500	2.500

Health care cost growth rate
-at end of fiscal year			8.000	8.000
-ultimate health care cost growth rate			5.000	5.000

Year ultimate health cost growth rate reached			2010	2009

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

For measurement purposes, the annual growth rate in the per capita cost of covered health care benefits is assumed to decrease ratably between the current period and 2010, with the growth rate assumed to remain at that level thereafter.

No plan assets are invested in any of the Bank’s own financial instruments, nor any property occupied by, or other assets used by the Bank.

The following table presents the weighted-average asset allocation at December 31, 2007 and 2006 for the Staff Retirement Plan:

(UA thousands)	2007	2006

Debt securities	101,993	79,794
Equity securities	127,491	99,742
Others	25,498	19,948
Total	254,982	199,484

At December 31, 2007 and 2006, the assets of the MBP were invested primarily in time deposits.

The Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ended December 31, 2008, are UA 13.56 million and UA 2.58 million respectively.

The health care cost growth rate can significantly affect the reported post-retirement benefit income or costs and benefit obligations for the MBP.

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

	1% Increase		1% Decrease
(UA millions)	2007	2006	2007	2006
Effect on total service and interest cost	1.283	1.065	(0.839)	(0.900)
Effect on post-retirement benefit obligation	10.794	10.242	(8.363)	(8.271)

NOTE S – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the “regional members” and “non-regional members” respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund’s financial statements. Net income allocation to the Fund in 2007 amounted to UA 13.70 million (2006: UA 21.30 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at December 31, 2007 and 2006 are disclosed in Note V 5.

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation
Compensation paid to the Bank’s management personnel and executive directors during the years ended December 31, 2007, and 2006 was made up as follows:

(UA thousands)	2007	2006

Salaries	14,164	12,211
Termination and other benefits	5,961	3,929
Contribution to retirement and medical plan	2,927	2,420
Total	23,052	18,560

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. At December 31, 2007 outstanding balances on loans and advances to management staff amounted to UA 3.23 million (2006: UA 1.93 million). No expense was recognized during the year in respect of impairment on debts due from related parties.

NOTE T – SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. In the opinion of management, the Bank operates in a single operating segment.

NOTE U – APPROVAL OF FINANCIAL STATEMENTS

On April 2, 2008, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2008.

NOTE V – SUPPLEMENTARY DISCLOSURES

NOTE V-1: EXCHANGE RATES
The rates used for translating currencies into Units of Account at December 31, 2007 and 2006 were as follows:

		2007	2006
1 UA = SDR =	Algerian Dinar	106.161000	107.190000
	Angolan Kwanza	119.287000	120.940000
	Botswana Pula	9.502360	9.090080
	Brazilian Real	2.797830	3.215210
	Canadian Dollar	1.561440	1.753080
	Chinese Yuan	11.530200	11.747400
	CFA Franc	704.144000	749.293000
	Danish Kroner	8.020210	8.517020
	Egyptian Pound	8.649740	8.474270
	Ethiopian Birr	13.304000	13.127200
	Euro	1.073460	1.142290
	Gambian Dalasi	33.937600	41.391100
	Ghanaian Cedi *	1.424030	13,915.500000
	Guinean Franc	8,283.200000	8,283.200000
	Indian Rupee	62.277700	66.539800
	Japanese Yen	179.947000	178.948000
	Kenyan Shilling	105.994 000	105.462000
	Korean Won	1,482.590000	1,398.490000
	Kuwaiti Dinar	0.431408	0.434622
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	44.588500	51.656400
	Moroccan Dirham	12.235300	12.728400
	Nigerian Naira	195.584000	191.482000
	Norwegian Krone	8.550740	9.410170
	Pound Sterling	0.788780	0.766377
	Sao Tomé Dobra	19,668.400000	17,360.200000
	Saudi Arabian Riyal	5.925930	5.641490
	South African Rand	10.761500	10.485700
	Swedish Krona	10.208800	10.339000
	Swiss Franc	1.778570	1.835820
	Tunisian Dinar	1.936680	1.960350
	Ugandan Shilling	2,727.920000	2,726.760000
	US Dollar	1.580250	1.504400
	Zimbabwean Dollar	391.005000	372.130000

* The Ghanaian Cedi was redenominated during 2007.

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE V-2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

(i)	Democratic Republic of Congo (DRC)

In connection with an internationally co-coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC’s arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

(ii)	Post-Conflict Countries Assistance

The Post Conflict Countries’ Fund was established as a framework to assist countries emerging from conflict in their efforts towards reengagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB’s net income, and contributions from the ADF and other private donors. Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank’s contribution to the facility and by its resolution B/BG/2006/04 of May 17, 2006, the Board of Governors also approved the third and final installment of the Bank’s allocation of UA 25 million from the 2005 net income. By policy, contributions made by ADB to the PCCF are not used to clear the debt owed to the Bank by beneficiary post conflict countries.

(iii)	Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon. At December 31, 2007, the Board of Directors had approved relief for 26 ADB borrowing countries, of which 19 had reached the completion point.

(iv)	Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. Reduction in ADF net assets results in a decrease in the value of the Bank’s investment in the Fund. Subsequent write down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancellation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE V-3: SPECIAL FUNDS

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At December 31, 2007 and 2006, the following funds were held separately from those of the ordinary capital resources of the Bank:

(i)

The NTF was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The terms of the current agreement which terminated on April 25, 2006 have been extended twice with the latest one-year extension up to April 25, 2008. Following an independent review of the operations of the Fund over the current Agreement period, both the Government of Nigeria and the Bank have agreed in principle to renew the NTF Agreement for a period of ten years starting from April 26, 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985. Following a request by the Government of Nigeria on June 14, 2006, a payment of US$ 200 million (UA 135.74 million) was made to the Government of Nigeria from the resources of the Fund.

The resources of the NTF at December 31, 2007 and 2006 are summarized below:

(UA thousands)	2007	2006
Contribution received	128,586	128,586
Funds generated (net)	269,657	251,201
Adjustment for translation of currencies	(124,777)	(111,666)
	273,466	268,121
Represented by:
Due from banks	6,331	2,404
Investments	190,346	191,760
Accrued income and charges receivable on loans	16,708	9,685
Accrued interest on investments	520	960
Other amounts receivable	177	89
Loans outstanding	64,383	64,274
	278,465	269,172
Less: Current accounts payable	(4,999)	(1,051)
	273,466	268,121

(ii)

The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of regional member countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2007 and 2006 follows:

(UA thousands)	2007	2006
Fund balance	62,448	62,448
Funds generated	3,876	3,808
Funds allocated to SDA	1	1
Less: Relief disbursed	(48,931)	(46,996)
	17,394	19,261
Represented by:
Due from bank	799	757
Investments	16,550	18,466
Interest receivable	45	38
	17,394	19,261

At December 31, 2007, a total of UA 3.86 million (2006: UA 4.67 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE V-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

(i)

The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

(ii)

The Arab Oil Fund (contribution of Algeria) was established following Board of Governors’ Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2007, a total of US$ 13.45 million (2006: US$ 13.45 million) had been so repaid.

(iii)

The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at December 31, 2007 and 2006 are summarized below:

(UA thousands)		2007	2006
i)	Mamoun Beheiry Fund
	Contribution	152	152
	Income from investments	242	233
		394	385
	Less: Prize awarded	(30)	(30)
	Gift	(25)	(25)
		339	330
	Represented by:
	Short-term deposits	316	310
	Due from banks	17	17
	Accrued interest	6	3
		339	330

ii)	Arab Oil Fund (contribution of Algeria)
	Net contribution	632	665
	Represented by:
	Loans disbursed net of repayments	632	665

iii)	Special Emergency Assistance Fund for Drought and Famine in Africa
	Contributions	19,923	20,927
	Funds generated	5,290	5,331
		25,213	26,258
	Relief granted	(20,940)	(21,995)
		4,273	4,263
	Represented by:
	Due from banks	71	68
	Investments	4,193	4,193
	Accrued interest	9	2
		4,273	4,263

	Total Resources & Assets of Trust Funds	5,244	5,258

NOTE V-5: GRANTS

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at December 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Africa Water Facility Fund	19,159	16,359
AMINA	1,389	1,475
AMTA/NAMTA	140	172
Austria	993	906
Belgium	1,100	2,204
Canada	518	278
China	45	229
Denmark	1,472	1,578
Finland	1,648	1,248
France	2,957	2,907
ICA-Infrastructure Consortium for Africa	222	-
ICP -Africa	894	221
India	668	945
Italy	16,030	4,694
Japan (FAPA)	13,376	6,921
Korea	792	1,068
Multi-donor Water Partnership Program	2,305	1,828
Nepad Infrastructure	4,745	2,596
Nordic	1,086	1,108
Norway	756	1,000
The Netherlands	1,877	2,398
The Nigeria Technical Cooperation Fund	16,862	16,980
The United Kingdom	1,123	1,322
RWSSI	47,848	21,145
Spain	392	354
Sweden	669	988
Switzerland	280	272
Others	250	158
Total	139,596	91,354

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

MEMBERSHIP OF FRANCE

          France became a member on 30 December 1983. At 31 December 2007, France had subscribed to 81,648 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 816,480,000, an amount of UA 734,730,000 was callable capital and UA 81,750,000 was paid up capital.

          At 31 December 2007, France was entitled to cast 82,273 votes (3.718 per cent) of the total votes of all members. France is represented on the Bank’s Board of Governors by Mr. Xavier Musca as Governor.

MEMBERSHIP OF GERMANY

          Germany became a member of the Bank on 18 February 1983. At 31 December 2007, Germany had subscribed to 89,631 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA896,310,000, an amount of UA806,570,000 was callable capital and UA89,740,000 was paid up capital.

          At 31 December 2007, Germany was entitled to cast 90,256 votes (4.078 per cent) of the total votes of all members. Germany is represented on the Bank’s Board of Governors by. Ms. Karin Kortmann as Governor.

MEMBERSHIP OF JAPAN

          Japan became a member of the Bank on 3 December 1982. At 31 December 2007, Japan had subscribed to 119,400 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,194,000,000, an amount of UA 1,074,450,000 was callable capital and UA 119,550,000 was paid up capital.

          At 31 December 2007, Japan was entitled to cast 120,025 votes (5.424 per cent) of the total votes of all members. Japan is represented on the Bank’s Board of Governors by Mr. Omi Kouji as Governor.

MEMBERSHIP OF SWITZERLAND

          Switzerland became a member of the Bank on 30 December 1992. At 31 December 2007, Switzerland had subscribed to 31,882 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 318,820,000 an amount of UA 286,900,000 was callable capital and UA 31,920,000 was paid up capital.

          At 31 December 2007, Switzerland was entitled to cast 32,507 votes (1.469 per cent) of the total votes of all members. Switzerland is represented on the Bank’s Board of Governors by Ambassador Jorg Al Reding as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

          The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2007, the United Kingdom had subscribed to 36,554 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 365,540,000, an amount of UA 328,940,000 was callable capital and UA 36,600,000 was paid up capital.

          At 31 December 2007, the United Kingdom was entitled to cast 37,179 votes (1.680 per cent) of the total votes of all members. The United Kingdom is represented on the Bank’s Board of Governors by Mr. Douglas Alexander as Governor.

MEMBERSHIP OF THE UNITED STATES OF AMERICA

          The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

          At 31 December 2007, pursuant to subscription letters, the United States had subscribed to 140,154 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 1,401,543,000, an amount of UA 1,259,298,000 was callable capital and UA 142,245,000 was paid up capital.

          The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

          At 31 December 2007, the United States was entitled to cast 140,779 votes (6.361 per cent) of the total votes of the members. The United States of America is represented on the Bank’s Board of Governors by Mr. Henry Paulson Jr. as Governor.

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